UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the six month period ended September 30, 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093, Maharashtra, India

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I

CONVENTIONS USED IN THIS FORM

In this report, we refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium and power, steel and glass substrate industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

On February 25, 2012, Vedanta Resources Limited (erstwhile Vedanta Resources Plc) (“Vedanta”), the parent company of Sterlite Industries (India) Limited (“Sterlite” or “SIIL”), Sesa Goa Limited (“Sesa Goa”), Vedanta Aluminium Limited (“Vedanta Aluminium”), Sterlite Energy Limited (“Sterlite Energy”), Cairn India Limited (“Vedanta Limited - oil and gas business”) and The Madras Aluminium Company Limited (“MALCO”) announced an all-share merger of majority owned subsidiaries, Sesa Goa and SIIL, to create Sesa Sterlite Limited (“Sesa Sterlite” or “SSL”) and a consolidation of various subsidiaries held by Vedanta to effect the consolidation and simplification of Vedanta’s corporate structure through two series of transactions (together the “Re-organization Transactions” consisting of the “Amalgamation and Re-organization Scheme” and the “Cairn India Consolidation”). The Re-organization transactions were completed during fiscal year 2014 and the name of the merged entity was changed to Sesa Sterlite Limited with effect from September 18, 2013. The name of Sesa Sterlite Limited was changed to Vedanta Limited, with effect from April 21, 2015. Cairn India Limited (“Vedanta Limited - oil and gas business”) has merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries is referred to as “Cairn”.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the six months period ended September 30, 2017 and 2018 and for the fiscal year ended March 31, 2018 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, (“IASB”). References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our unaudited condensed consolidated interim financial statements are reported in Indian Rupees or “₹ ”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US dollars at the rate of ₹ 72.54 per $1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as at September 28, 2018. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rate. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

In this Report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “₹ ” or “Indian Rupees” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the People’s Republic of China. References to “JPY” are to the legal currency of Japan.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, references to “kms” are to kilometers, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “GW” are to giga watts, references to “kt” are to kilo tons, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to thousand standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “TWh” are to terawatt TWh hours, references to “bcf” are to billion cubic feet, references to “PPA” are to power purchase agreement and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Vedanta Limited - oil and gas business and its subsidiaries, in which the Ravva royalty is not netted off. References to “GoI” are to Government of India.

II

We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this Report or unless the context otherwise requires, references in this Report to “we”, “us”, “our”, “Vedanta Limited”, “Sesa Sterlite Limited (“SSL”)”, “Sesa Sterlite”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited - oil and gas business) and its subsidiaries (“Cairn India”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MEL”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Twin Star Energy Holdings Limited (“TEHL”), Twin Star Mauritius Holdings Limited (“TMHL”), Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, Sesa Sterlite Mauritius Holdings Limited, Twinstar Energy Holding Limited, Vedanta Star Limited (“VSL”), Electrosteel Steels Limited (“ESL”) and Avanstrate Inc. (“ASI”) .

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“WestGlobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, Sesa Sterlite Mauritius Holdings Limited and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

In this Report, references to The London Metal Exchange Limited (“LME”) price of zinc, copper, aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated. References to primary market share in this Report are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

III

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium or power;

•	unavailability or increased costs of raw materials for our products;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices or power prices;

•	fluctuations in currency exchange rates;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	compliance with extensive environmental and health and safety regulations;

•	our ability to successfully consummate strategic acquisitions;

•	our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with respective local communities and our trade unions and avoid protests, strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•

terrorist attacks and other acts of violence, natural disasters, increasing impact of climate change and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere;

•	failure of digital infrastructure and cyber security attacks due to negligence or IT security failures;

IV

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves; and

•	transitioning of zinc and lead mining operations from open pit to underground mining.

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

V

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)
Unaudited Condensed Consolidated Interim Statements of Profit or Loss for the six months ended September 30, 2017 and 2018	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the six months ended September 30, 2017 and 2018	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2018 and September 30, 2018	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended September 30, 2017 and 2018	F-5
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended September 30, 2017 and 2018	F-6
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-9

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

(Indian Rupees in million except share or per share amounts unless otherwise stated)

For the six months ended September 30,	Notes	2017	2018	2018
		(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
Revenue		397,240	446,190	6,151
Cost of sales		(303,457)	(349,142)	(4,813)

Gross profit		93,783	97,048	1,338
Other operating income		1,583	3,065	42
Distribution expenses		(7,200)	(8,665)	(119)
Administration expenses		(10,267)	(15,799)	(218)

Operating profit		77,899	75,649	1,043
Investment and other income	4	17,796	7,361	101
Finance and other costs	5	(31,235)	(34,765)	(479)

Profit before tax		64,460	48,245	665
Income tax expense	6	(18,089)	(32,233)	(444)

Profit for the period		46,371	16,012	221

Profit attributable to:
Equity holders of the parent		30,078	3,859	53
Non-controlling interests		16,293	12,153	168
Earnings per share	12
Basic		8.35	1.04	0.01
Diluted		8.34	1.04	0.01
Weighted average number of equity shares used in computing earnings per share
Basic		3,600,553,535	3,708,373,288
Diluted		3,605,937,510	3,718,184,879

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(Indian Rupees in million except share or per share amounts unless otherwise stated)

For the six months ended September 30,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
Profit for the period	46,371	16,012	221
Other comprehensive income, net of income tax:
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation*	(69)	(58)	(1)
Loss on fair value of financial assets investments	—	(88)	(1)
Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations*	992	20,733	285
Gain on available-for-sale financial investments	477	—	—
Cash flow hedges*	(1,330)	(1,911)	(26)

Total other comprehensive income for the period, net of income tax	70	18,676	257

Total comprehensive income	46,441	34,688	478

Total comprehensive income attributable to:
Equity holders of the parent	30,401	22,940	316
Non-controlling interests	16,040	11,748	162

	46,441	34,688	478

*	Refer to Note 6(b) for tax related to each component of other comprehensive income/ (loss)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in million)

As at		March 31, 2018[1]	September 30, 2018	September 30, 2018
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment		888,596	943,246	13,003
Exploration and evaluation assets		159,305	179,703	2,477
Other intangible assets		8,303	8,109	112
Leasehold land		3,706	3,665	51
Deferred tax assets		58,635	46,107	636
Financial assets investments		1,595	1,507	21
Current tax asset		33,894	34,553	476
Other non-current assets		43,907	57,532	793

Total non-current assets		1,197,941	1,274,422	17,569

Current assets
Inventories		119,884	133,723	1,843
Current tax asset		146	95	1
Trade and other receivables		84,263	98,604	1,359
Short-term investments		315,996	366,606	5,054
Derivative financial assets		1,524	4,061	56
Restricted cash and cash equivalents	7	2,483	910	13
Cash and cash equivalents	8	42,192	31,195	430

Total current assets		566,488	635,194	8,756

Total assets		1,764,429	1,909,616	26,325

LIABILITIES
Current liabilities
Short-term borrowings	9	313,700	266,540	3,674
Acceptances		94,173	66,913	922
Trade and other payables		256,058	291,421	4,017
Derivative financial liabilities		1,432	2,391	33
Retirement benefits		1,197	1,606	22
Provisions		1,435	1,131	16
Current tax liabilities		3,123	5,833	81

Total current liabilities		671,118	635,835	8,765

Net current assets / (liabilities)		(104,630)	(641)	(9)

Non-current liabilities
Long-term borrowings	9	267,888	397,180	5,475
Deferred tax liabilities		43,703	56,438	779
Retirement benefits		1,551	1,404	20
Provisions		22,029	24,255	334
Derivative financial liabilities		1,178	392	5
Other non-current liabilities		2,785	2,975	41

Total non-current liabilities		339,134	482,644	6,654

Total liabilities		1,010,252	1,118,479	15,419

Net assets		754,177	791,137	10,906

EQUITY
Share capital	11	3,718	3,718	51
Securities premium		190,452	190,452	2,625
Treasury shares		(2,607)	(2,540)	(35)
Share based payment reserve		1,773	2,057	28
Other components of equity		100,101	119,224	1,644
Retained earnings		303,363	306,563	4,227

Equity attributable to equity holders of the parent		596,800	619,474	8,540
Non-controlling interests		157,377	171,663	2,366

Total Equity		754,177	791,137	10,906

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Restated. Refer note 1 (Acquisition of ASI).

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in million)

For the six months ended September 30,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash flows from operating activities
Profit for the period	46,371	16,012	221
Adjustments to reconcile profit to net cash provided by operating activities:
Income tax expense recognised in profit or loss	18,089	32,233	444
Depreciation and amortization	30,652	46,339	639
Impairment charge / (reversal) of Exploration and Evaluation assets (net)	1,090	(2,611)	(36)
Provision for doubtful debts and advances	—	29	0
Unsuccessful exploration costs written off	11	—	—
Fair value gain on financial assets held for trading/ fair value through profit or loss	(11,766)	(1,323)	(18)
Share based payment expense	107	348	5
(Profit)/ loss on sale of property, plant and equipment, net	24	417	6
Exchange loss, net	752	4,259	59
Inventory written off/ Provision for inventory	2,137	—	—
Interest and dividend income	(5,870)	(6,247)	(86)
Interest expense	30,323	30,715	423
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	(13,606)	(12,971)	(179)
(Increase)/decrease in inventories	(22,158)	(4,637)	(64)
(Increase)/decrease in other current and non-current assets	(9,292)	12,550	173
Increase/(decrease) in trade and other payable	(11,322)	10,320	142
(Decrease)/ increase in other current and non-current liabilities	(3,559)	3,973	55
Proceeds from short-term investments	556,297	318,801	4,395
Purchases of short-term investments	(420,720)	(339,894)	(4,686)

Cash generated from operations	187,560	108,313	1,493

Interest paid	(30,308)	(31,181)	(430)
Interest received	6,811	2,873	40
Dividend received	4	114	2
Income tax paid	(10,619)	(10,276)	(142)

Net cash from operating activities	153,448	69,843	963

Cash flows from investing activities
Acquisition through business combination	—	(53,169)	(733)
Purchases of property, plant and equipment and intangible assets	(21,462)	(37,921)	(523)
Proceeds from sale of property, plant and equipment	116	72	1
Exploration and evaluation assets	(488)	(1,910)	(26)

Proceeds from short-term deposits	47,027	11,327	156
Purchases of short-term deposits	(30,378)	(23,765)	(328)
Net changes in restricted cash and cash equivalents	4,530	191	3

Net cash from/ (used) in investing activities	(655)	(105,175)	(1,450)

Cash flows from financing activities
Proceeds from/(repayment of) working capital loan, net	(21,797)	(33,101)	(456)
Proceeds from acceptances	114,214	84,383	1,163
Repayment of acceptances	(93,882)	(111,643)	(1,539)
Proceeds from other short-term borrowings	132,402	7,824	108
Repayment of other short-term borrowings	(320,619)	(50,697)	(698)
Proceeds from long-term borrowings	75,927	156,704	2,160
Repayment of long-term borrowings	(52,203)	(29,468)	(406)
Payment of dividends to equity holders of the parent, including dividend distribution tax	(65,729)	—	—
Payment of dividends to non-controlling interest, including dividend distribution tax	(6,441)	(1,405)	(19)
Purchase of treasury shares	(2,022)	—	—
Proceeds from exercise of Stock Options	117	49	1

Net cash from/ (used) in financing activities	(240,033)	22,646	314

Effect of exchange rate changes on cash and cash equivalents	(148)	284	4
Net (decrease)/ increase in cash and cash equivalents	(87,388)	(12,402)	(169)
Cash and cash equivalents at the beginning of the period	103,643	43,597	601
Cash and cash equivalents at the end of the period	16,255	31,195	432

Supplementary disclosure of non-cash investing activities:
Payables for purchase of property, plant and equipment including exploration and evaluation assets	24,011	45,972	634

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in million except share or per share amounts unless otherwise stated)

(a)	For the six months ended September 30, 2017:

	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total

Balance as at April 1, 2017	3,718	190,452	(1,034)	1,548	11,789	632	43	369,390	576,538	137,250	713,788
Profit for the period	—	—	—	—	—	—	—	30,078	30,078	16,293	46,371
Exchange differences on translation of foreign operations, net of tax[1]	—	—	—	—	1,018	—	—	—	1,018	(26)	992
Movement in available for sale financial investments	—	—	—	—	—	477	—	—	477	—	477
Re- measurement of defined benefit obligation, net of tax[1]	—	—	—	—	—	—	—	(36)	(36)	(33)	(69)
Net movement in fair value of cash flow hedges, net of tax[1]	—	—	—	—	—	—	(1,136)	—	(1,136)	(194)	(1,330)

Total comprehensive (loss)/income for the period	—	—	—	—	1,018	477	(1,136)	30,042	30,401	16,040	46,441

Purchase of treasury shares	—	—	(2,022)	—	—	—	—	—	(2,022)	—	(2,022)
Recognition of share based payment	—	—	—	107	—	—	—	—	107	—	107
Exercise of share options	—	—	163	(81)	—	—	—	35	117	—	117

Balance as at September 30, 2017	3,718	190,452	(2,893)	1,574	12,807	1,109	(1,093)	399,467	605,141	153,290	758,431

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 11)
#	Treasury share represents equity shares of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.
[1]	Refer to Note 6 for tax related to each component of other comprehensive income / (loss)

(a)	For the year ended March 31, 2018:

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Available for sale financial investments	Cash flow hedges	Retained earnings*	Total	Non controlling interests	Total
Balance as at April 1, 2017	3,718	190,452	(1,034)	1,548	11,789	632	43	369,390	576,538	137,250	713,788
Profit for the year[2]	—	—	—	—	—	—	—	14,080	14,080	33,204	47,284
Exchange differences on translation of foreign operations[2]	—	—	—	—	86,884	—	—	—	86,884	670	87,554
Movement in available for sale financial investments	—	—	—	—	—	900	—	—	900	—	900
Re-measurement of defined benefit obligation, net of tax[1]	—	—	—	—	—	—	—	85	85	16	101
Net movement in fair value of cash flow hedges, net of tax[1]	—	—	—	—	—	—	(147)	—	(147)	45	(102)

Total comprehensive income / (loss) for the year	—	—	—	—	86,884	900	(147)	14,165	101,802	33,935	135,737

Purchase of treasury shares	—	—	(2,022)	—	—	—	—		(2,022)	—	(2,022)
Stock options cancelled during the period	—	—	—	(29)	—	—	—	29	—	—	—
Recognition of share based payment	—	—	—	468	—	—	—	—	468	—	468
Exercise of stock options	—	—	449	(214)	—	—	—	109	344	—	344
Non-controlling interest on business combination[2]	—	—	—	—	—	—	—	—	—	736	736
Recognition of put option liability/ derecognition of non controlling interest[2]	—	—	—	—	—	—	—	(1,716)	(1,716)	(271)	(1,987)
Dividend	—	—	—	—	—	—	—	(78,614)	(78,614)	(14,273)[3]	(92,887)

Balance as at March 31, 2018	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 11)
#	Treasury share represents equity shares of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option.
[1]	Refer to Note 6 for tax related to each component of other comprehensive income / (loss)
[2]	Restated. Refer note 1 (Acquisition of ASI).
[3]	Includes tax on dividend

(b)	For the six months ended September 30, 2018:

	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Financial assets investments	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2018[3]	3,718	190,452	(2,607)	1,773	98,673	1,532	(104)	303,363	596,800	157,377	754,177
Profit for the period						—	—	3,859	3,859	12,153	16,012
Exchange differences on translation of foreign operations, net of tax[1]	—	—	—	—	21,169	—	—	—	21,169	(436)	20,733
Fair value movement on financial asset investments	—	—	—	—	—	(88)	—	—	(88)	—	(88)
Re- measurement of defined benefit obligation, net of tax[1]	—	—	—	—	—	—	—	(42)	(42)	(16)	(58)
Net movement in fair value of cash flow hedges, net of tax[1]	—	—	—	—	—	—	(1,958)	—	(1,958)	47	(1,911)

Total comprehensive (loss)/income for the period	—	—	—	—	21,169	(88)	(1,958)	3,817	22,940	11,748	34,688

Stock options cancelled during the period	—	—	—	(34)	—	—	—	34	—	—	—
Recognition of share based payment	—	—	—	348	—	—	—	—	348	—	348
Exercise of share based payment	—	—	67	(30)	—	—	—	12	49	—	49
Non-controlling interest on business combination[2]	—	—	—	—	—	—	—	—	—	1,962	1,962
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest[3]	—	—	—	—	—	—	—	(663)	(663)	576	(87)

Balance as at September 30, 2018	3,718	190,452	(2,540)	2,057	119,842	1,444	(2,062)	306,563	619,474	171,663	791,137

Balance as at September 30, 2018 (in US dollars in million)	51	2,625	(35)	28	1,652	20	(28)	4,227	8,540	2,366	10,906

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 11)
#	Treasury share represents equity shares of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option.
[1]	Refer to Note 6 for tax related to each component of other comprehensive income / (loss)
[2]	Refer Note 1 – Business Combination (Acquisition of ESL)
[3]	Restated. Refer note 1 (Acquisition of ASI).

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Business Overview

Vedanta Limited and its consolidated subsidiaries is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

Vedanta Limited is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC, which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (Vedanta has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” with effect from October 29, 2018). Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of Vedanta Limited equity as at September 30, 2018.

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2018. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, eight sulphuric acid plants, a silver refinery and six captive power plants and two solar plants in the State of Rajasthan in Northwest India and one zinc ingot processing and refining plant at Haridwar and one silver refinery, one zinc ingot processing and refining plant and one lead ingot processing and refining plant at Pantnagar in the State of Uttarakhand in North India.

The Group’s zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland that ceased operations in December 2015) as at September 30, 2018.

The Group’s oil and gas business is owned and operated by the Company (prior to merger this was owned and operated by erstwhile Cairn India Limited) and its subsidiaries Cairn Energy Hydrocarbons Limited and engaged in business of exploration and development and production of oil and gas. The Group has a diversified asset base with six blocks, one in state of Rajasthan in India, one on the west coast of India, three on the east coast of India and one in South Africa.

The Group’s iron ore business is owned by the Company and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Private Limited, and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power. Operations are being carried out at Narrain mine, situated at state of Karnataka in India, a metallurgical coke and pig iron plant in state of Goa in India and also has a power plant in state of Goa in India for captive use. Pursuant to Honourable Supreme Court order, operations at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is a wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa.

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and the operations at Mt Lyell copper mine have been put into care and maintenance since July 9, 2014 following a rock fall incident in June 2014.

The Group’s copper business has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of our copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. The Company is taking all the necessary steps to restart its operations in Tuticorin (Refer note 14.F.iii).The Group’s aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at September 30, 2018. The aluminium operations include a refinery and a 75 MW captive power plant at Lanjigarh and a smelter and 1215 MW captive power plant at Jharsuguda both situated in the State of Odisha in India. The pots are in the stage of commissioning in the 1.25 mtpa Jharsuguda-II Aluminium smelter with 950 pots having been commissioned by September 30, 2018. Refinery expansion project being set up at Lanjigarh was on hold since October 20, 2010, as the MoEF had directed the Company to hold from further expansion. However, environment clearance (EC) for the Lanjigarh expansion project has been received in the quarter ending December 31, 2015. Currently, the Company continues to explore the feasibility of expanding the alumina refinery capacity, from 2 to 4 million and then up to 6 million tonnes per annum, subject to bauxite availability and regulatory approvals. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, 1410 MW power plant, smelting and fabrication facilities in central India. The BALCO-II smelter was commissioned, with all 336 pots operational in August 2016.

The Group’s power business is owned and operated by the Company, BALCO, HZL, MEL and Talwandi Sabo Power Limited (“TSPL”), which are engaged in the power generation business in India. The Company’s power operations include 2,400 MW (four units of 600 MW each) thermal coal-based commercial power facility at Jharsuguda in the State of Odisha in Eastern India and all four units of 600 MW are currently operational. The Company had petitioned to OERC to convert the 600 MW X 4 IPP into Captive power plant (“CPP”). OERC issued an order of conversion of Unit 1, 3 & 4 into CPP with effect from April 1, 2015 and retained the IPP status of Unit 2 to fulfill the obligation under PPA with GRIDCO. BALCO has thermal coal based power plant with total capacity of 600MW, two units of 300 MW each, at Korba and are referred to as IPP 600 MW. The first 300 MW unit of the IPP 600 MW was capitalized on August 1, 2015 after the successful completion of trial runs. The second unit has been commissioned and started commercial production from May 1, 2016. TSPL had signed a power purchase agreement with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660 MW each) thermal coal-based commercial power facilities and the first 660 MW unit of the Talwandi Sabo power plant (“TSPL”) was capitalized in financial year 2015, second 660 MW unit was capitalized on December 1, 2015 after the successful completion of trial runs and the third 660MW unit at TSPL was capitalized on September 1, 2016. The Power business also includes the 274 MW of wind power plants commissioned by HZL and 106.5 MW power plant at MALCO Energy Limited (“MEL”) situated near Mettur Dam in the State of Tamil Nadu in southern India (presently under care and maintenance).

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”) in which the Group owns a 100% interest. Vizag port project includes mechanisation of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbor of Visakhapatnam port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. VGCB commenced operations in the fourth quarter of fiscal 2013. The Group’s other activities also include ASI in which Group owns 51.6% interest. ASI is involved in manufacturing of glass substrate in South Korea and Taiwan. It also includes Electrosteel Steels Limited (ESL) acquired on June 4, 2018. ESL is engaged in manufacturing of steel in India.

Acquisition of ESL

On June 4, 2018, Vedanta Limited through its subsidiary, Vedanta Star Limited (VSL) acquired management control over Electrosteel Steels Limited (ESL) as the previous board of directors of ESL was reconstituted on that date. Further, on June 15, 2018, pursuant to the allotment of shares to VSL, the Group holds 90% of the paid up share capital of ESL through VSL. The acquisition will complement the Company’s existing Iron Ore business as the vertical integration of steel manufacturing capabilities has the potential to generate significant efficiencies. ESL was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The financial results of ESL from the date of acquisition to September 30, 2018 have been included in the Consolidated Financial Statements of the Group.

Considering the time involved in the valuation and complexities involved in the acquired business, the Group is still in the process of finalizing the fair valuation, which is expected to be finalized by the year end. As a result, the effects of the same have been accounted for on a provisional basis, as permitted by IFRS 3 “Business Combinations”.

The fair value of the identifiable assets and liabilities of ESL as at the date of the acquisition were provisionally estimated as below:

Particulars	Provisional Fair Value (₹ in million)	Provisional Fair Value (US dollars in million)*
Property, Plant and Equipment	47,081	649
Intangible assets	7	0
Current tax assets	54	1
Other non-current assets	174	2
Non current assets	47,316	652
Inventories	8,182	113
Trade and other receivables	2,925	40
Liquid investments	5,529	76
Cash and cash equivalents	29	0
Current Assets	16,665	229
Total Assets (A)	63,981	881
Liabilities
Short term borrowings	67	1
Trade and other payables	8,627	119
Provisions (Current)	25	0
Provisions (Non-Current)	102	1
Total Liabilities (B)	8,821	121
Net Assets (C=A-B)	55,160	760
Satisfied by:
Cash Consideration Paid for Debt acquired	35,548	490

Cash Consideration Paid for Equity acquired	17,650	243

Total Purchase Consideration (D)	53,198	733

Non-Controlling interest on acquisition (10% of net assets after adjustment of borrowings from immediate parent of ₹ 35,545 million) (E)	1,962	27

Bargain Gain/Goodwill (C-D-E)	—	—

Acquisition costs	(182)	(3)

*    translated into US dollars at the noon buying rate of $1 = ₹ 72.54 as at September 30, 3018 (Refer note 2 – convenience translation)

Since the date of acquisition, ESL has contributed ₹ 14,171 million ($195 million) and ₹ 142 million ($ 2 million) to the Group revenue and profit before taxation respectively for the six months ended September 30, 2018. If ESL had been acquired at the beginning of the year, the Group revenue would have been ₹ 452,909 million ($ 6,244 million) and the profit before taxation of the Group would have been ₹ 47,962 million ($ 661 million).

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of ESL’s identifiable net assets.

Acquisition of ASI

(a) On December 28, 2017, the Group acquired 51.63% equity stake in AvanStrate Inc. (ASI) for a cash consideration of ₹ 0.6 million ($ 0.01 million) and acquired debts for ₹ 9,640 million ($ 133 million). Additionally, a loan of ₹ 460 million ($ 6 million) was extended to ASI. ASI is involved in manufacturing of glass substrate. Provisional fair values that were determined as at March 31, 2018 for consolidation were finalised during the current period.

As per the shareholding agreement (SHA) entered with the other majority shareholder holding 46.6% in ASI, the Group has call option, conversion option to convert part of its debt given to ASI into equity of ASI as well as it has issued put option to the other majority shareholder. These are exercisable as per the terms mentioned in the SHA.

The final fair value of the identifiable assets and liabilities of ASI as adjusted for measurement period adjustments as at the date of the acquisition were as follows. The comparative period amounts have been restated accordingly.

	(₹ in million)
Particulars	Provisional Fair Value as at acquisition date (₹ in million)	Fair Value Adjustments (₹ in million)	Fair Value at Acquisition as at acquisition date (₹ in million)	Fair Value at Acquisition (US dollars in million)*
Property, Plant and Equipment	15,476	—	15,476	213
Intangible assets	2,048	—	2,048	28
Deferred tax assets	1,258	—	1,258	17
Other non-current assets	426	—	426	6

Non-Current Assets	19,208	—	19,208	264

Inventories	1,383	—	1,383	19
Trade and other receivables	2,288	—	2,288	32
Cash and cash equivalents	1,515	—	1,515	21

Current Assets	5,186	—	5,186	72

Total Assets (A)	24,394	—	24,394	336

Medium and long term borrowings (excluding borrowings from immediate parent)	6,308	—	6,310	87
Deferred tax liabilities	4,951	340	5,291	73
Trade and other payables	1,512	—	1,510	21

Total Liabilities (B)	12,771	340	13,111	181

Net Assets (C=A-B)	11,623	(340)	11,283	155

Satisfied by:
Cash Consideration Paid for 51.63% stake & Debt acquired	10,100	—	10,100	139
Less: Fair Value of Conversion option asset on debt acquired net of the fair value of Put option liability towards acquisition of Non-controlling interests	—	(1,071)	(1,071)	(15)

Total Purchase Consideration (D)	10,100	(1,071)	(9,029)	124

Non-Controlling interest on acquisition (48.37% of net assets after adjustment of fair value of borrowings from immediate parent of ₹ 10,100 million) (E)	736	356	1,092	15

Bargain Gain (C-D-E)	787	375	1,162	16

Acquisition costs	(452)	—	(452)	6

*	translated into US dollars at the noon buying rate of $1 = ₹ 72.54 as at September 30, 3018 (Refer note 2 – convenience translation)

The gross carrying amount of trade and other receivables equals the fair value of trade and other receivables. None of the trade and other receivables was impaired and the full contractual amounts were expected to be realized. Property, plant and equipment have been valued using cost approach - cost of reproduction new (“CRN”) method. For estimating CRN, appropriate indices were used to develop trend factors that have been applied on the acquisition/historical costs of the different assets over the period during which the asset has been commissioned or in other words life spent. The estimated CRN was further adjusted for applicable physical deterioration to arrive at fair value. The physical deterioration was based on the estimated age and remaining useful life. Fair value of assumed debt was determined using yield-method, wherein, the expected cash flows including interest component and principal repayments have been discounted at an appropriate market interest rate.

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of ASI’s identifiable net assets.

These unaudited condensed consolidated interim financial statements of the Group were authorized for issuance by Vedanta Limited’s Board of Directors on November 25, 2018.

2. Basis of preparation of financial statements

a. Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, as issued by International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies as applied in the audited consolidated financial statements as of March 31, 2018, except for those mentioned below.

b. Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost convention and on an accrual cost basis, except for derivative financial instruments, short-term investments and available-for-sale financial investments/ financial asset investments which are remeasured at fair values at the end of each reporting period.

c. Going concern

The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.

d. Convenience translation

The unaudited condensed consolidated interim financial statements are presented in Indian Rupee (₹), the presentation currency of the Company. Solely for the convenience of readers, the unaudited condensed consolidated interim financial statements as at and for the period ended September 30, 2018 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 72.54 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 28, 2018. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

3. Application of new and revised standards

The Group has adopted, with effect from April 1, 2018, the following new and revised standards and interpretations. Their adoption has not had any significant impact on the amounts reported in the interim condensed consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 Revenue from contracts with Customers with effect from April 1, 2018 which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The standard replaces most of the current revenue recognition guidance. The core principle of the new standard is for companies to recognize revenue when the control of the goods and services is transferred to the customer as against the transfer of risk and rewards. As per Group’s current revenue recognition practices, transfer of control happens at the same point as transfer of risk and rewards thus not effecting the revenue recognition. The amount of revenue recognised reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

Under this standard, services provided post transfer of control of goods are treated as separate performance obligation and requires proportionate revenue to be deferred along with associated costs and to be recognized over the period of service. The Group provides shipping and insurances services after the date of transfer of control of goods and therefore has identified it as a separate performance obligation. As per the result of evaluation of contracts of the relevant revenue streams, it is concluded that the impact of this change is immaterial to the Group and hence no accounting changes have been done.

The Group has products which are provisionally priced at the date revenue is recognised. Revenue in respect of such contracts are recognised when control passes to the customer and is measured at the amount the entity expects to be entitled – being the estimate of the price expected to be received at the end of the measurement period. Post transfer of control of goods, subsequent movements in provisional pricing are accounted for in accordance with IFRS 9 “Financial Instruments” rather than IFRS 15 and therefore the IFRS 15 rules on variable consideration do not apply. These ‘provisional pricing’ adjustments i.e. the consideration received post transfer of control has been included in Consolidated revenue on the face of the income statement. The accounting for revenue under IFRS 15 does not, therefore, represent a substantive change from the Group’s previous practice for recognising revenue from sales to customers.

The Group has adopted the modified transitional approach as permitted by the standard under which the comparative financial information is not restated. The accounting changes required by the standard are not having material effect on the Group’s financial statements and no transitional adjustment is recognised in retained earnings at April 1, 2018.

IFRS 9 Financial Instruments

IFRS 9 has reduced the complexity of the current rules on financial instruments as mandated in IAS 39. It has fewer classification and measurement categories as compared to IAS 39. It eliminates the rule based requirement of segregating embedded derivatives from financial assets and tainting rules pertaining to held to maturity investments. For financial assets which are debt instruments, IFRS 9 establishes a principle based approach for classification based on cash flow characteristics of the asset and the business model in which an asset is held. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by- share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income on such equity investment would ever be reclassified to profit or loss. It requires the entity, which chooses to designate a liability as at fair value through profit or loss, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. IFRS 9 replaces the ‘incurred loss model’ in IAS 39 with an ‘expected credit loss’ model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

For transition, the Group has elected to apply the limited exemption in IFRS 9 relating to the classification, measurement and impairment requirements for financial assets and accordingly has not restated comparative periods.

The Group has adopted IFRS 9 from April 1, 2018. The areas impacted on adopting IFRS 9 on the Group are detailed below.

Classification and measurement - IFRS 9 establishes a principle based approach for classification of financial assets based on cash flow characteristics of the asset and the business model in which an asset is held. The measurement and accounting treatment of the Group’s financial assets is materially unchanged with the exception of equity securities previously categorised as available for sale. These will be held at fair value through other comprehensive income, meaning the recycling of gains and losses on disposal and impairment losses is no longer permitted for this category.

Impairment - Based on the Group’s assessment, under expected credit loss model, the impairment of financial assets held at amortised cost does not have a material impact on the Group’s results, given the low exposure to counterparty default risk as a result of the credit risk management processes that are in place.

Hedge accounting - The Group has adopted the IFRS 9 hedge accounting requirements. The adoption of the new standard has no effect on the amounts recognised in relation to the existing hedging arrangements.

IAS 23: Borrowings Costs: The amendment clarifies that in computing the capitalisation rate for funds borrowed generally, an entity should exclude borrowing costs applicable to borrowings made specifically for obtaining a qualifying asset, only until the asset is ready for its intended use or sale. Borrowing costs related to specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale would subsequently be considered as part of the general borrowing costs of the entity.

The International Accounting Standards Board (IASB) amendment to IAS 23 is effective from January 1, 2019 with early adoption permitted. Since the amendment clarifies the requirements of paragraph 14 of IAS 23, the Group has early adopted the amendment to borrowing costs incurred on or after April 1, 2018.

The above amendment has resulted in a profit after tax of ₹ 347 million ($ 5 million) and earnings per share of ₹ ($ 0.09) for the six months ended September 30, 2018.

IFRIC 22: Foreign Currency Transactions and Advance Consideration: The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. This Interpretation does not have any impact on the Group’s consolidated financial statements as the Group applies the same accounting practice.

IFRS 2 Share-based Payment: The IASB issued amendments to IFRS 2 “Share-based Payment” that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. These amendments do not have any impact on the Group’s consolidated financial statements.

Standards issued but not yet effective

IFRS 16 - Leases

IFRS 16 establishes principles for the recognition, measurement and disclosure criteria for leases. The standard introduces a single lessee accounting model, requiring lessees to recognise a right of use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments and give an option to lessee to exclude below types of leases:

1.	Short term leases with lease term of 12 months or less containing no purchase option; and

2.	Leases where the underlying asset is of low value.

Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

A contract contains a lease if it provides the customer the right to direct the use of an identified asset and to obtain substantially all the economic benefits from that use. However, where a supplier has a substantive right of substitution i.e. practical ability to substitute alternative assets throughout the period of use and getting economic benefit from substitution, the customer does not have the right to use an identified asset and accordingly does not contain a lease as per this standard.

The new Standard will come into effect for annual reporting periods beginning on or after January 1, 2019. The accounting treatment for existing finance lease will remain same and changes would have to be reflected for operating leases wherever applicable.

4. Investment and other income

For the six months ended September 30,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets held for trading/ fair value through profit or loss (FVTPL)	11,766	1,323	18
Interest income:
Interest income on financial assets held for trading/ FVTPL	3,828	4,112	57
Interest income on bank deposits at amortized cost	701	918	13
Interest income on loans and receivables at amortized cost	1,324	800	11
Others	4	129	2
Dividend income:
Dividend income on available for sale investments / investments held at fair value through OCI (FVOCI)	4	10	0
Dividend income on financial assets held for trading/ FVTPL	9	102	1
Foreign exchange gain/(loss) (Net)	160	(209)	(3)
Others	—	176	2

	17,796	7,361	101

5. Finance and other costs

For the six months ended September 30,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Interest on borrowings(1)	27,315	28,445	392
Unwinding of discount on provisions	393	312	4
Net foreign exchange loss on foreign currency borrowings	912	1,150	16
Bank charges	453	953	13
Others	4,024	5,861	81
Capitalisation of borrowing costs	(1,862)	(1,956)	(27)

	31,235	34,765	479

Notes:

(1)	Represent cost in respect of financial liabilities which are carried at amortised cost using the effective interest rate method.

6. Income tax expense

The major components of income tax expense for the six months ended September 30, 2017 and 2018 are indicated below:

(a) Unaudited condensed consolidated interim statements of income

For the six months ended September 30,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the period	12,895	12,006	165

Total current tax	12,895	12,006	165

Deferred tax:
Origination and reversal of temporary differences*	5,194	20,227	279

Total deferred tax	5,194	20,227	279

Tax expense for the period	18,089	32,233	444
Profit before tax	64,460	48,245	665

Effective income tax rate (%)	28.1%	66.8%

*	Deferred tax charge for the six months ended September 30, 2017 and September 30, 2018 includes ₹ 1,667 million and ₹ 11,038 million ($ 152 million) tax on undistributed profits of a subsidiary.

(b) Consolidated statements of comprehensive income

For the six months ended September 30,	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Deferred tax (credit) / charge on:
— Cash flow hedges	(712)	(976)	(13)
— Reclassification adjustments on cash flow hedges	(74)	149	2
— Remeasurement of defined benefit obligation	(104)	(194)	(3)
— Exchange differences on translation of foreign operations	23	213	3

	(867)	(808)	(11)

7. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at
	March 31, 2018	September 30, 2018	September 30, 2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks	2,314	720	10
Short-term deposits	169	190	3

	2,483	910	13

Cash at banks is restricted in use as it relates to unclaimed dividends of ₹ 909 million and ₹ 720 million ($ 10 million) as at March 31, 2018 and September 30, 2018, respectively. Further, it includes ₹ 1,405 million as at March 31, 2018 representing unpaid dividend amount which is required to be remitted to minority shareholders within 30 days from the date of declaration of dividend. The said amount of unpaid dividend has been classified as cash and cash equivalent for the purpose of Statement of Cash Flows.

Short term deposits include deposits held as collateral in respect of closure cost.

8. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at
	March 31, 2018	September 30, 2018	September 30, 2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand	34,696	19,802	273
Short-term deposits	7,496	11,393	157

	42,192	31,195	430

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

9. Borrowings

Short-term borrowings represent borrowings with an original maturity of less than one year and current portion of long-term borrowings. Long-term borrowings represent borrowings with an original maturity of greater than one year.

Short-term borrowings consist of:

	March 31, 2018	September 30, 2018	September 30, 2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	219,512	192,831	2,658
Current portion of long-term borrowings	94,188	73,709	1,016

Short-term and current portion of long-term borrowings	313,700	266,540	3,674

Long-term borrowings consist of:

	March 31, 2018	September 30, 2018	September 30, 2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	214,180	299,929	4,135
Non-convertible debentures	115,747	138,708	1,912
Redeemable preference shares	30,100	30,100	415
Non-convertible bonds	1,136	1,251	17
Other	913	901	12

Long-term borrowings	362,076	470,889	6,491
Less: Current portion of long-term borrowings	(94,188)	(73,709)	(1,016)

Long-term borrowings, net of current portion	267,888	397,180	5,475

Debt securities issued / repaid during the period-

In April 2018, TSPL issued NCDs of ₹ 10,000 million ($ 138 million) at an interest rate of 8.55%. These NCDs are secured by way of first pari-passu charge on the movable and/or immovable property, plant and equipment, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs are due for repayment in April, 2021. As at September 30, 2018, the carrying value is ₹ 10,000 million.

In July 2018, TSPL issued NCDs of ₹ 10,000 million ($ 138 million) at an interest rate of 9.23%. These NCDs are secured by way of first pari-passu charge on the movable and/or immovable property, plant and equipment, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs are due for repayment in July, 2021. As at September 30, 2018, the carrying value is ₹ 9,992 million.

In March 2015, TSPL issued NCDs of ₹ 3,250 million ($ 45 million) at an interest rate of 8.91%. These NCDs were secured by way of first pari-passu charge on the movable and/or immovable property, plant and equipment, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1.1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs have been fully repaid in April 2018.

In April 2015, TSPL issued NCDs of ₹ 6,750 million ($ 93 million) at an interest rate of 8.91%. These NCDs are secured by way of first pari-passu charge on the movable and/or immovable property, plant and equipment, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1.1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs have been fully repaid in April 2018.

In July 2013, Vedanta Limited issued NCDs of ₹ 7,500 million ($ 103 million) at an interest rate of 9.17%. These NCDs are secured by way of first pari-passu charge on the whole of the movable property, plant and equipments of the 1.6 MTPA Aluminium Smelter along with 1215 MW captive power plant in Jharsuguda and 1 MTPA alumina refinery along with 75 MW co-generation plant in Lanjigarh, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1.25 time of the aggregate face value of debentures outstanding at any point of time. The NCDs have been fully repaid in July 2018.

In July 2013, Vedanta Limited issued NCDs of ₹ 4,500 million ($ 62 million) at an interest rate of 9.17%. These NCDs are secured by way of first pari-passu charge on the whole of the movable property, plant and equipments of the 1.6 MTPA Aluminium Smelter along with 1215 MW captive power plant in Jharsuguda and 1 MTPA alumina refinery along with 75 MW co-generation plant in Lanjigarh, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1.25 time of the aggregate face value of debentures outstanding at any point of time. The NCDs have been fully repaid in July 2018.

In April 2018, Vedanta Limited issued NCDs of ₹ 16,500 million ($227 million) at an interest rate of 8.50%. These NCDs are secured by way of first pari-passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs are due for repayment in June 2021. As at September 30, 2018, the carrying value is ₹ 16,490 million.

In April 2018, Vedanta Limited issued NCDs of ₹ 23,500 million ($ 324 million) at an interest rate of 8.50%. These NCDs are secured by way of first pari-passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs are due for repayment in April 2021. As at September 30, 2018, the carrying value is ₹ 23,483 million.

In April 2018, Vedanta Limited issued NCDs of ₹ 10,000 million ($ 138 million) at an interest rate of 9.18%. These NCDs are secured by way of first pari-passu charge on all present and future of the movable fixed assets of 2400 MW (600 MW*4) Power Plant of Vedanta Limited at Jharsuguda location, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of debentures outstanding at any point of time. The NCDs are due for repayment in July 2021. As at September 30, 2018, the carrying value is ₹ 10,000 million.

In April 2013, Vedanta Limited issued NCDs of ₹ 25,000 million ($345 million) at an interest rate of 9.10%. These were secured by way of first pari-passu charge on the movable fixed assets both present and future of 2400 MW (600 MW*4) Jharsuguda Power Plant. The same have been have fully repaid in April 2018.

10. Financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on the unaudited condensed consolidated interim statements of financial position.

Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2018 and September 30, 2018.

As at September 30, 2018

	(₹ in million)					(US dollar in million)
Financial assets	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
— at fair value	—	1,507	—	1,507	1,507	21	21
Other non—current assets	—	—	41,782	41,782	41,782	576	576
Trade and other receivable	—	—	58,844	58,844	58,844	811	811
Short-term investments
—Bank deposits	—	—	48,887	48,887	48,887	674	674
—Other investments	317,719	—	—	317,719	317,719	4,380	4,380
Derivative financial assets	3,565	496	—	4,061	4,061	56	56
Cash and cash equivalents	—	—	31,195	31,195	31,195	430	430
Restricted Cash and cash equivalents	—	—	910	910	910	13	13

	3,21,284	2,003	181,618	504,905	504,905	6,961	6,961

As at September 30, 2018:

	(₹ in million)						(US dollar in million)
Financial liabilities	Fair value through profit or loss	Fair value through other comprehensive income	Amortised cost	Others#	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—	—	663,720	—	663,720	661,138	9,150	9,114
Acceptances	—	—	66,913	—	66,913	66,913	922	922
Trade and other payables*	—	—	210,725	1,537	212,262	212,262	2,926	2,926
Derivative financial liabilities	2,184	599	—	—	2,783	2,783	38	38

	2,184	599	941,358	1,537	945,678	943,096	13,036	13,000

*	Includes other non-current liabilities
#	Represents put-option liability accounted for at fair value (Refer Note 1)

As at March 31, 2018:

	(₹ in million)
Financial assets	Held for trading	Loans and receivables	Available for sale financial assets	Derivatives used for hedging	Total carrying value	Total fair value
Financial assets investments
—at fair value	—	—	1,595	—	1,595	1,595
Other non—current assets	—	30,049	—	—	30,049	30,049
Trade and other receivable	—	44,549	—	—	44,549	44,549
Short term investments
—Bank deposits	—	30,633	—	—	30,633	30,633
—Other investments	285,363	—	—	—	285,363	285,363
Derivative financial assets	—	—	—	1,524	1,524	1,524
Cash and cash equivalents	—	42,192	—	—	42,192	42,192
Restricted cash and cash equivalents	—	2,483	—	—	2,483	2,483

Total	285,363	149,906	1,595	1,524	438,388	438,388

As at March 31, 2018:

	(₹ in million)
Financial liabilities	Derivatives used for hedging	Amortised cost	Others#	Total carrying value	Total fair value
Borrowings	—	581,588	—	581,588	582,366
Acceptances	—	94,173	—	94,173	94,173
Trade and other payables*	—	178,465	1,378	179,843	179,843
Derivative financial liabilities	2,610	—	—	2,610	2,610

Total	2,610	854,226	1,378	858,214	858,992

*	Includes other non-current liabilities
#	Represents put-option liability accounted for at fair value (Refer Note 1)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below tables summarize the categories of financial assets and liabilities as at September 30, 2018 and March 31, 2018 measured at fair value:

As at September 30, 2018	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Short term investments	1,05,758	2,10,899	1,062	1,458	2,907	15
— Financial instruments (derivatives)	—	3,565	—	—	49	—
At fair value through Other comprehensive income
—Financial asset investments held at fair value	1,400	—	107	19	—	1
— Financial instruments (derivatives)	—	496	—	—	7	—

	1,07,158	2,14,960	1,169	1,477	2,963	16

As at September 30, 2018	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial liabilities
At fair value through profit or loss
—Financial instruments (derivatives)	—	2,184	—	—	30	—
At fair value through Other comprehensive income
—Financial instruments (derivatives)	—	599	—	—	8	—
Trade and other payables- Put option liability with non controlling interest	—	—	1,537	—	—	21

	—	2,783	1,537	—	38	21

As at March 31, 2018	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
—Held for trading	75,667	209,696	—
—Derivative financial assets used for hedging	—	1,524	—
Available-for-sale investments
—Financial asset investments held at fair value	1,488	—	107

	77,155	211,220	107

Financial liabilities
At fair value through profit or loss
—Derivative financial liabilities used for hedging	—	2,610	—
—Trade and other payables*	—	—	1,378

	—	2,610	1,378

*	Represents put-option liability accounted for at fair value (Refer Note 1)

The below table summarizes the fair value of financial liabilities other than those where carrying value is determined to be the fair value and which are carried at amortised cost as at March, 2018 and September, 2018:

As at March 31, 2018	(Level 2)
(₹ in million)
Financial Liabilities
—Long term borrowings	268,666

268,666

As at September 30, 2018	(Level 2)	(Level 2)
	(₹ in million)	US dollars in million
Financial Liabilities
—Long term borrowings	394,598	5,440

	394,598	5,440

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The following methods and assumptions were used to estimate the fair values:

•

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (“NAV”) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments are valued on the basis of market trades, poll and primary issuances for securities issued by the same or similar issuer and for similar maturities or based on the applicable spread movement for the security derived based on the aforementioned factor(s).

•

Trade and other receivables (excluding non-financial assets), cash and cash equivalents (including restricted cash and cash equivalents), bank deposits, trade and other payables (excluding non-financial liabilities) and short-term borrowings: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Other non-current financial assets and financial liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

•

Long-term fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

•	Quoted financial assets investments: Fair value is derived from quoted market prices in active markets.

•

Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (U.K.).

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at September 30, 2018 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each period/ year end.

11. Shareholders’ equity

As at September 30, 2018 the authorised share capital of Vedanta Limited comprised 44,020,100,000 equity shares with a par value of Re 1 each.

The Company has one class of equity shares having a par value of Re 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.

Issued, subscribed and fully paid up share capital:

Vedanta Limited’s issued equity share capital was ₹ 3,718 million and ₹ 3,718 million ($ 51 million) as at March 31, 2018 and September 30, 2018, respectively, consisting of 3,717,504,871 equity shares.

Securities premium

Securities premium is created to record amounts received in excess of the par value of shares in separate account as required by the Indian Companies Act. The securities premium account may be applied by the company towards the issue of unissued shares of the company to the members of the company as fully paid bonus shares, writing off the preliminary expenses of the company, writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the company, providing for the premium payable on the redemption of any redeemable preference shares or of any debentures of the company; or for the purchase of its own shares or other securities.

Retained earnings includes amongst others, general reserve, debenture redemption reserve, capital reserve and preference share redemption reserve.

General reserves

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in general reserves, as determined in accordance with applicable regulations, was ₹ 191,052 million and ₹ 191,052 million ($ 2,634 million) as at March 31, 2018 and September 30, 2018 respectively. (Also refer to the dividend section below).

Debenture redemption reserve

The Indian Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. Retained earnings include ₹ 14,770 million and ₹ 9,301 million ($ 128 million) of debenture redemption reserve as at March 31, 2018 and September 30, 2018 respectively.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided, either by reducing the additional paid in capital (securities premium account) or out of profits, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 769 million and ₹ 769 million ($ 11 million) of preference share redemption reserve as at March 31, 2018 and September 30, 2018 respectively.

Capital reserve

The balance in capital reserve as at March 31, 2018 and September 30, 2018 is ₹ 190,156 million and ₹ 190,156 million ($ 2,621 million) respectively. The said balance has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited.

Dividends

Each equity share holder is entitled to dividends as and when Vedanta Limited declares and pays dividends after obtaining shareholder approval / board approval in case of an interim dividend. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

On October 31, 2018 the Board of Directors of Vedanta Limited declared an interim dividend of ₹ 17 ($0.23) per equity share for the current financial year. The dividend amounting to ₹ 63,200 million will be subsequently paid before the due date.

On October 10, 2018 the Board of Directors of Vedanta Limited declared dividend @ 7.5% p.a. on the redeemable preference shares of face value of ₹ 10 each ($ 0.1) for a period from April 1, 2018 till October 27, 2018, as per their terms of issuance. These preference shares were redeemed, along with dividend on October 26, 2018.

On March 13, 2018 the Board of Directors of Vedanta Limited declared an interim dividend of ₹ 21.20 per equity share for the year ended March 31, 2018. The dividend amounting to ₹ 78,810 million has been subsequently paid before the due date.

On March 13, 2018 the Board of Directors of Vedanta Limited declared dividend @ 7.5% p.a. on the redeemable preference shares as per their terms of issuance of ₹ 2,090 million. These preference shares were issued on April 28, 2017 and dividend is payable uptil the end of financial year i.e. March 31, 2018. The same has been accounted for as interest cost and has been recorded in the consolidated statement of profit and loss.

If profits for a year are insufficient to declare dividends, dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	The rate of dividend declared shall not exceed the average of the rates at which dividend was declared by the company in the three years immediately preceding that year;

•

The total amount to be drawn from such accumulated profits shall not exceed one-tenth of the sum of the company’s paid-up share capital and free reserves as appearing in the latest audited financial statement;

•	The amount so drawn shall first be utilised to set off the losses incurred in the financial year in which dividend is declared before any dividend in respect of equity shares is declared; and

•	The balance of reserves after such withdrawal shall not fall below fifteen per cent of the company’s paid up share capital as appearing in the latest audited financial statement.

12. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the period ended September 30,	2017	2018
Weighted average number of ordinary shares for basic and diluted earnings per share	3,600,553,535	3,708,373,288
Effect of dilution:
Potential ordinary shares relating to share option awards	5,383,975	9,811,591
Adjusted weighted average number of ordinary shares for diluted earnings per share	3,605,937,510	3,718,184,879

Computation of basic and diluted earnings per share

Basic earnings per share:

For the six months ended September 30,	2017	2018	2018
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	30,078	3,859	53
Weighted average number of ordinary shares for basic earnings per share	3,600,553,535	3,708,373,288

Earnings per share	8.35	1.04	0.01

Diluted earnings per share:

For the six months ended September 30,	2017	2018	2018
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	30,078	3,859	53
Weighted average number of ordinary shares for basic earnings per share	3,605,937,510	3,718,184,879

Earnings per share	8.34	1.04	0.01

13. Options to acquire subsidiary’s shares

a. Call option — HZL

Pursuant to the Government of India’s policy of disinvestment, the Group in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Group had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital. The Group also acquired an additional 20% of the equity capital in HZL through an open offer, increasing its shareholding to 64.9%. The second call option provided the Group the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Group exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option.

Consequently the Group invoked arbitration which is in the early stages. The next date of hearing is scheduled for November 24, 2018. Meanwhile, the Government of India without prejudice to the position on the Put/Call option issue has received approval from the Cabinet for disinvestment and the Government is looking to divest through the auction route.

b. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Group in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Group had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Group exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Group, the arbitral tribunal by a majority award rejected the claims of the Group on the ground that the clauses relating to the call option, the right of first refusal, the “tag-along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable. The Group has challenged the validity of the majority award in the High Court of Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court of Delhi to partially set aside the arbitral award in respect of certain matters involving valuation. The matter is currently scheduled for hearing by the Delhi High Court on November 19, 2018. Meanwhile, the Government of India without prejudice to its position on the Put/Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

On January 9, 2012, the Group offered to acquire the Government of India’s interests in HZL and BALCO for the INR equivalent of ₹ 154,920 million ($2,136 million) and ₹ 17,820 million ($246 million) respectively. This offer was separate from the contested exercise of the call options, and Group proposed to withdraw the ongoing litigations in relation to the contested exercise of the options should the offer be accepted. To date, the offer has not been accepted by the Government of India and therefore, there is no certainty that the acquisition will proceed.

The Group continues to include the shareholding in the two companies HZL and BALCO, in respect of which the Group has a call option as non-controlling interest.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Group considers the strike price of the options to be at fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

14. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.

A. Capital commitments

The Group had significant capital commitments as at March 31, 2018 and September 30, 2018 amounting to ₹ 125,947 million and ₹ 132,255 million ($ 1,823 million) respectively.

	As at,
	March 31, 2018	September 30, 2018	September 30, 2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India	43,464	59,777	824

Aluminium sector
Lanjigarh Refinery (Phase II) 5.0 MTPA	13,353	14,094	194
Jharsuguda 1.25 MTPA smelter	4,910	5,190	72

Zinc sector
Zinc India (mines expansion)	19,844	16,033	221
Gamsberg mining & milling project	10,572	4,240	58

Copper sector
Tuticorin Smelter 400 KTPA	27,578	27,959	385

Others	6,226	4,962	69

Total	125,947	132,255	1,823

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 27,036 million and ₹ 35,753 ($ 493 million) as at March 31, 2018 and September 30, 2018 respectively.

The Group has given guarantees in the normal course of business as stated below:

•

Guarantees including corporate guarantees on the issuance of customs and excise duty bonds amounting to ₹ 6,981 million and ₹ 8,412 million ($ 116 million) for the import of goods as at March 31, 2018 and September 30, 2018 respectively.

•

Performance bank guarantees amounting to ₹ 4,021 million and ₹ 9,868 million ($ 136 million) as at March 31, 2018 and September 30, 2018 respectively. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Group does not anticipate any liability on these guarantees.

•

Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as at March 31, 2018 and September 30, 2018 was ₹ 6,739 million and ₹ 6,670 million ($ 92) million) respectively. The Group has also given bank guarantees in the normal course of business for an aggregate value of ₹ 1,210 million and ₹ 1,848 million ($ 25 million) for litigation, against provisional valuation of custom duty and for other liabilities as at March 31, 2018 and September 30, 2018 respectively. The Group does not anticipate any liability on these guarantees.

•

Bank guarantees of ₹ 1,150 million ($ 16 million) has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•

Other guarantees including corporate guarantees issued to various agencies, suppliers and government authorities is ₹ 6,935 million and ₹ 7,805 million ($ 108 million) as at March 31, 2018 and September 30, 2018 respectively.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 123,854 million and ₹ 35,377 million ($ 488 million) as at March 31, 2018 and September 30, 2018 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance Licence Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 11,015 million and ₹ 4,155 million ($ 57 million) as at March 31, 2018 and September 30, 2018 respectively reduced in proportion to actual exports, plus applicable interest.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

HZL: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006 to HZL, totalling ₹ 3,339 million ($ 46 million) as at March 31, 2018 and September 30, 2018. These notices alleged unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in the financial statements. HZL had filed appeals (writ petitions) in the High Court of Rajasthan in Jodhpur. The High Court restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. Central Government has also been made a party to the case and the matter is likely to be listed now for hearing after completion of pleadings by the Central Government.

Erstwhile Cairn India Limited: Income tax

In March 2014, Cairn India Limited (referred to as “Cairn India”) received a show cause notice from the Indian Tax Authorities (“Tax Authorities”) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (“CUHL”), for acquiring shares of Cairn India Holdings Limited (“CIHL”), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in the financial year 2006–2007, on which tax should have been withheld by Cairn India. Pursuant to this various replies were filed with the Tax Authorities. Cairn India also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 2,825 million) (including interest of ₹ 102,473 million ($ 1,412 million)). Cairn India had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 3, 2017 confirmed the tax demand against Cairn India. Cairn India has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (“ITAT”).

Separately CUHL, on whom the primary liability of tax lies, has received an Order from the ITAT holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,474 million ($ 1,413 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court.

As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (“TRO”) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 689 million) along with interest is outstanding. Further, in the said notice, tax department has also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Amount aggregating to ₹ 6,070 million ($ 84 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 605 million). Accordingly, the Group has revised the contingent liability to ₹ 43,890 million ($ 605 million). In the event, the case is finally decided against Cairn India, along with interest, the potential liability would be ₹ 204,947 million ($ 2,825 million).

Separately, but in connection with this litigation, Vedanta Resources Limited (erstwhile Vedanta Resources plc) has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal recently passed a favourable order on jurisdiction and now the matter will be heard on merits – the hearing is scheduled in April–May 2019. The Government of India has challenged the jurisdiction order of Arbitration Tribunal before the High Court of Singapore.

Ravva Joint Venture arbitration proceedings:

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties whereas four other issues were decided in favour of GOI in October 2004 (Partial Award).

The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties (including Cairn India) approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Cairn India’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI has now filed an appeal at Federal Court of Malaysia. Further, Cairn India has also filed for the enforcement of the Partial Award and Final Award with Delhi High Court.

Ravva Base Development Cost

Ravva joint venture had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 9,358 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Indian Government, out of which, Cairn India’s share will be ₹ 2,104 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing Claimants (incl. Cairn India) to recover the development costs spent to the tune of ₹ 20,166 million ($ 278 million) and disallowed over run of ₹ 1,618 million ($ 22 million) spent in respect of BDC along with 50% legal costs. High Court of Kuala Lumpur as well as Court of Appeal dismissed Government of India’s (GOI) application of setting aside the part of the Award. GOI challenge to the same before the Federal Court, Kuala Lumpur was also dismissed by the Federal Court on May 17, 2016. Cairn has filed an application for enforcement of award before Delhi High Court.

In connection with the above two matters, Group has recently received an order dated October 22, 2018 from the Govt of India directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva JV has short paid profit petroleum of ₹ 22,778 million ($ 314 million) (Cairn share approximately – ₹ 6,739 million ($ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters, as these have not been enforced. Against an interim application, filed by Cairn and other joint venture partner, seeking stay of such action from GOI, before the Court, where enforcement applications are filed, the Court directed the OMCs to deposit above sums to the Court for both BDC and Carry matters. However, Cairn India (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court Order) from the court upon furnishing a bank guarantee (BG) of commensurate value. The interim Application is listed for hearing on December 10, 2018.

While Cairn India does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, Group would be liable for approximately ₹ 6,739 million ($ 93 million) plus interest.

Proceedings related to the Imposition of Entry Tax

The Company along with its other group companies i.e. Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

On October 09, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgment, imported goods will rank pari-passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into a SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

The total claims against Vedanta Limited and its subsidiaries are ₹ 12,551 million and ₹ 12,947 million ($ 178 million) net of provisions made as at March 31, 2018 and September 30, 2018 respectively.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy @ 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the Cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the Cess is discriminatory since captive power plants are required to pay @ 10 paise while the State Electricity Board is required to pay @ 5 paise. The High Court of Chhattisgarh by order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. The Group has sought refund of ED Cess paid till March 2006 amounting to ₹ 345 million ($ 5 million).

The State of Chhattisgarh moved an SLP in the Supreme Court and whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery for the same. Final argument in this matter started before the Supreme Court. In case the Supreme Court overturns the decision of the High Court, BALCO would be liable to pay an additional amount of ₹ 6,554 million and ₹ 7,062 million ($ 97 million) as at March 31, 2018 and September 30, 2018 respectively and the company may have to bear a charge of ₹ 6,899 million and ₹ 7,407 million ($ 102 million) as at March 31, 2018 and September 30, 2018 respectively.

South Africa Carry Cost

As part of the farm-in agreement for Block 1, the Group was required to carry its joint venture partner, Petro SA, up to a gross expenditure of US $ 100 million (approximately ₹ 7,255 million) as at March 31, 2018 and September 30, 2018 for a work programme including 3D and 2D seismic studies and at least one exploration well. The Group has spent US $ 38 million (approximately ₹ 2,764 million) towards exploration expenditure and a minimum carry of US $ 62 million (approximately ₹ 4,491 million) (including drilling one well) was outstanding at the end of the initial exploration period. The Group had sought an extension for execution of deed for entry into the second renewal phase of the exploration period with a request to maintain status quo of the prior approvals due to uncertainty in the proposed changes in fiscal terms impacting the Group financial interest in the block. The same was granted by the South African authority subject to risk of exploration right getting expired on account of recent High Court judgments. The Group had provided for the requisite damages as applicable under the South African Regulations.

During the six months ended September 30, 2018, Company has received letter from PASA (Petroleum Agency SA) that exploration right has lapsed through effluxion of time, in line with past judicial precedents and asked to submit a closure application. The Company along with Petro SA has filed the closure application on September 19, 2018. Pending disposal of Company’s application the obligation for the aforesaid carry cost of US $ 62 million (approximately ₹ 4,490 million) as at March 31, 2018 and September 30, 2018 has been assessed as possible and disclosed as a contingency.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 65,610 million and ₹ 57,353 million ($ 791 million) as at March 31, 2018 and September 30, 2018 respectively relating to Income tax for the periods for which initial assessments have been completed.

These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, tax holiday for undertakings located in certain notified areas under section 80IC of the Income Tax Act, 1961, disallowance of tax holiday benefit for power plants under section 80IA of the Income Tax Act, 1961, on account of depreciation disallowances, disallowance under section 14A of the Income Tax Act and interest thereon which are pending at various appellate levels.

There are similar matters pending initial assessment by the tax authorities for subsequent years and additional demands, if any, can be determined only once such assessments are completed.

The Group believes that these disallowances are not tenable and accordingly no provision is considered necessary.

Miscellaneous other disputes

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable value of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹ 36,032 million and ₹ 40,240 million ($ 555 million) as at March 31, 2018 and September 30, 2018 respectively.

The Group considers that it can take steps such that the risks can be mitigated and that there will no significant unprovided liabilities arising.

E. Operating Lease commitments

i.	As lessee

Operating leases are in relation to the office premises, office equipment and other assets, some of which are cancellable and some are non-cancellable. There is an escalation clause in the lease agreements during the primary lease period. There are no restrictions imposed by lease arrangements and there are no sub leases. The total of the future minimum lease payments under non-cancellable lease are as follow:

	As at
	March 31, 2018	September 30, 2018	September 30, 2018
Particulars	(₹ in million)	(₹ in million)	(₹ in million)
Within one year of the balance sheet date	39	39	1
Due in a period between one year and five years	50	52	1
Due after five years	11	7	0
Total	100	98	2

Lease payments recognized as expenses on non-cancellable lease is ₹ 7 million and ₹ 20 million ($ 0 million) during the six months ended September 30, 2017 and September 30, 2018 respectively.

ii.	As lessor

TSPL has ascertained that the Power Purchase Agreement (PPA) entered with Punjab State Power Corporation Limited (PSPCL) qualifies to be an operating lease under IAS 17 ‘Leases’. Based on the assessment that the lease payments by PSPCL are subject to variations on account of various factors like availability of coal, water, etc., the management has determined the entire consideration receivable under the PPA relating to recovery of capacity charges towards capital cost to be contingent rent under IAS 17. The contingent rent recognised as revenue in the consolidated statement of profit or loss during the six months ended September 30, 2017 and September 30, 2018 is ₹ 4,350 million and ₹ 6,926 million ($ 95 million) respectively.

F. Other Matters

i.

During the six months ended September 30, 2017 and September 30, 2018, the Group has recognised the reversal of provisions of ₹ 2,913 million and Nil respectively relating to contribution to the District Mineral Foundation. Effective January 12, 2015, The Mines and Minerals Development and Regulation Act, 1957 prescribed the establishment of the District Mineral Foundation (DMF) in any district affected by mining related operations. The provisions required contribution of an amount equivalent to a percentage of royalty not exceeding one-third thereof, as may be prescribed by the Central Government of India. The rates were prescribed on September 17, 2015 for minerals other than coal, lignite and sand and on October 20, 2015 for coal, lignite and sand as amended on August 31, 2016. The Supreme Court order dated October 13, 2017 has determined the prospective applicability of the contributions from the date of the notification fixing such rate of contribution and hence DMF would be effective;

a) For minerals other than coal, lignite and sand from the date when the rates were prescribed by the Central Government; and;

b) For coal, lignite and sand, DMF would be effective from the date when the rates were prescribed by the Central Government of India or from the date on which the DMF was established by the State Government by a notification, whichever is later.

ii.	Scheme of Amalgamation

The Scheme of Amalgamation and Arrangement amongst Sterlite Energy Limited (“SEL”), Sterlite Industries (India) Limited (“Sterlite”), Vedanta Aluminium Limited (“VAL”), Ekaterina Limited (“Ekaterina”), Madras Aluminium Company Limited (“Malco”) and the Company (the “Scheme”) had been sanctioned by the Honourable High Court of Madras and the Honourable High Court of Judicature of Bombay at Goa and was given effect to in the year ended March 31, 2014.

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs, respectively. The Supreme Court of India has admitted the special leave petitions and the matter is pending for hearing. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras. Additionally, the Ministry of Mines, GoI challenged the Amalgamation and Reorganisation Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench. The said challenge before the High Court of Bombay, Goa bench now stands dismissed.

iii.

In July 2017, the Appellate Tribunal for Electricity dismissed the appeal filed by one of the Group’s subsidiaries, Talwandi Sabo Power Limited (“TSPL”) with respect to the interpretation of how the calorific value of coal and costs associated with it should be determined. TSPL has filed the appeal before the Honourable Supreme Court of India, which by an order dated March 07, 2018 has decided the matter in favour of the Company. The outstanding trade receivables in relation to this dispute as at March 31, 2018 and September 30, 2018 is ₹ 8,020 million and ₹ 9,650 million ($ 133 million).

In another matter relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL has filed an appeal before the Honourable Supreme Court of India to seek relief which is yet to be listed. The outstanding trade receivables in relation to this dispute and other matters as at March 31, 2018 and September 30, 2018 is ₹ 8,310 million and ₹ 9,790 million ($ 135 million) respectively. The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme Court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

Additionally, at Vedanta Limited, ₹ 7,270 million and nil amount as at March 31, 2018 and September 30, 2018 respectively were outstanding on account of certain disputes relating to computation of tariffs and differential revenues recognized with respect to tariffs pending finalization by the state regulatory commission.

The customer has however raised certain claims on the company in respect of short supply of power for which a Minutes of Meeting has been signed with the customer. Pending ratification by Odisha Electricity Regulatory Commission (OERC) and adjudication on certain issues related to the claim, the Company has provided ₹ 2,180 million ($ 30 million) based on best estimate by the management.

iv.

Vedanta Limited’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to seal the existing copper smelter plant permanently. The Company has appealed before the National Green Tribunal (NGT), Principal Bench and the matter is presently sub judice. Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial statements as a consequence of the above actions.

v.

Electrosteel Steels Limited had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018. Hon’ble High Court of Jharkhand has extended a stay on the order of denial of CTO by JSPCB and continued their interim order to allow the operations till December 11, 2018. Hon’ble High Court has also extended the stay till December 11, 2018 against order of Ministry of Environment, Forests and Climate Change (MOEF) dated September 20, 2018 in respect of environment clearance.

15. Segment information

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan. The Group has seven reportable segments: copper, aluminum, iron ore, power, Zinc India (comprises of zinc, silver and lead India), Zinc international, oil and gas and other. The management of the Group is organized by its main products: copper, zinc (comprises of zinc and lead India, silver India and zinc international), aluminum, iron ore, oil and gas, power and others. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Copper

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT, which provides a small percentage of the copper concentrate requirements (presently under care and maintenance), and a precious metal refinery and copper rod plant in Fujairah through its subsidiary Fujairah Gold FZC in the UAE.

The Group’s copper business has received an order from Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, whereby TNPCB has rejected the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of our copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant. The Company is taking all the necessary steps to restart its operations in Tuticorin. (Refer Note 14.F.iii)

Zinc India

The Group’s zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as at September 30, 2018. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, eight sulphuric acid plants, a silver refinery and Six captive power plants and two solar plants in the State of Rajasthan in Northwest India and one zinc ingot processing and refining plant at Haridwar and one silver refinery, one zinc ingot processing and refining plant and one lead ingot processing and refining plant at Pantnagar in the State of Uttarakhand in North India.

Zinc International

The Group’s zinc international business comprises Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the Black Mountain mine and the Gamsberg mine project which is in development stage, located in South Africa. The Group has 100% interest in Skorpion, 74% interest in BMM and 100% interest in Lisheen (which owns the Lisheen mine in Ireland which has ceased operations in December 2015).

Aluminum

The Group’s aluminium business is owned and operated by the Company and Bharat Aluminium Company Limited (“BALCO”) in which it has a 51% interest as at September 30, 2018. Vedanta Limited’s Aluminium operations include a refinery and a captive power plant at Lanjigarh and a smelter, a thermal coal based captive power facility at Jharsuguda both situated in the State of Odisha in India. The pots are in the stage of commissioning in the 1.25 mtpa Jharsuguda-II Aluminium smelter with 950 pots having been commissioned by September 30, 2018. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in central India.

Power

The Group’s power business is owned and operated by the Company, BALCO, HZL, MEL and Talwandi Sabo Power Limited (“TSPL”), which are engaged in the power generation business in India. Vedanta Limited’s power operations include a thermal coal-based commercial power facility of 600MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations include 600MW (two units of 300MW each) thermal coal based power plant at Korba. TSPL had signed a PPA with the Punjab State Power Corporation Limited (“PSPCL”) for the establishment of 1,980 MW (three units of 660MW each) thermal coal-based commercial power facilities. Power business also includes 274MW of wind power plants commissioned by HZL and 106.5 MW power plant at MALCO Energy Limited (“MEL”) situated near Mettur Dam in the State of Tamil Nadu in southern India (presently under care and maintenance).

Iron ore

The Group’s iron ore business is owned by Vedanta Limited and by two wholly owned subsidiaries, Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke. Operations are being carried out at Narrain mine, situated at state of Karnataka in India, a metallurgical coke and pig iron plant in state of Goa in India and also has a power plant in state of Goa in India for captive use. Pursuant to Honourable Supreme Court order, operations at Codli group, Bicholim mine, Surla mine and the Sonshi group of mines in state of Goa are currently suspended. Group’s iron ore business also comprises Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned subsidiary of the Group. WCL’s assets include development rights to western cluster and a network of iron ore deposits in West Africa. WCL’s assets were fully impaired in the year ended March 31, 2016.

Oil and gas

The Group’s oil and gas business is owned and operated by the Company and its stepdown subsidiary Cairn Energy Hydrocarbon Limited and engaged in business of exploration and development and production of oil and gas. The Group has a diversified asset base with six blocks, one in state of Rajasthan in India, one on the west coast of India, three on the east coast of India and one in South Africa.

Other

The Group’s other activities include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL) in which the Group owns a 100% interest. Vizag port project includes mechanisation of coal handling facilities at the outer harbor of Vishakhapatnam port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in Ports and other allied sectors. The Group’s other activities also include AvanStrate (‘ASI’) in which Group owns 51.6% interest. ASI is involved in manufacturing of glass substrate in South Korea and Taiwan. It also includes Electrosteel Steels Limited (ESL) acquired on June 4, 2018. ESL is engaged in manufacturing of steel in India. (Refer Note 1)

Segment Revenue, Profit, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consists of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (Segment profit) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Group’s financing (including finance and other costs and investment and other income) and income taxes are reviewed on an overall basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties except from power segment sales amounting to ₹ 1,146 million and ₹ 262 million ($ 4 million) which is at cost for the six months ended September 30, 2017 and September 30, 2018 respectively.

The following table presents revenue and profit information for the six months ended September 30, 2017 and September 30, 2018 and certain assets and liabilities information regarding the Group’s business segments as at March 31, 2018 and September 30, 2018.

a. For the six months ended September 30, 2017

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)

Revenue
Sales[1]	112,856	96,740	16,541	94,364	20,325	12,206	43,744	464	—	397,240
Inter-segment sales	—	—	—	123	1,319	82	—	—	(1,524)	—
Segment revenue	112,856	96,740	16,541	94,487	21,644	12,288	43,744	464	(1,524)	397,240
Cost of Sales and expenses	(106,844)	(43,059)	(9,450)	(84,646)	(16,876)	(12,470)	(18,262)	(470)	1,524	(290,553)
Segment profit	6,012	53,681	7,091	9,841	4,768	(182)	25,482	(6)	—	106,687
Depreciation and amortization	(798)	(4,681)	(840)	(6,008)	(2,401)	(2,237)	(13,537)	(150)	—	(30,652)
Other item[2]	—	2,913	—	41	—	—	—	—	—	2,954
Impairment	—	—	—	—	—	—	(1,090)	—	—	(1,090)

Operating profit / (loss)	5,214	51,913	6,251	3,874	2,367	(2,419)	10,855	(156)	—	77,899
Finance and other costs										(31,235)
Investment and other income										17,796

Profit before tax										64,460

b. As at March 31, 2018
Assets and liabilities
Assets
Segment assets	96,422	167,509	56,074	480,224	191,402	40,201	241,045	27,548	—	1,300,425
Financial assets investments										1,595
Deferred tax asset										58,635
Short-term investments										315,996
Cash and cash equivalents (including restricted cash and cash equivalents)										44,675
Current tax asset										34,040
Others										9,063

Total assets										1,764,429

Liabilities
Segment liabilities	89,352	41,475	11,079	134,059	17,447	16,287	55,535	1,979	—	367,213
Short-term borrowings										313,700
Current tax liabilities										3,123
Long-term borrowings										267,888
Deferred tax liabilities										43,703
Others										14,625

Total liabilities										1,010,252

[1]	Includes sale to external customers and export incentives.
[2]	Other item represents reversal of provision for contribution to District Mineral Foundation (“DMF”)

c. For the six months ended September 30, 2018

	Copper	Zinc India	Zinc International	Aluminium	Power	Iron Ore	Oil and Gas	Others	Elimination	Total	Total
	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)

Revenue
Sales[1]	51,726	98,689	11,136	152,718	32,802	14,003	66,985	18,131	—	446,190	6,151
Inter-segment sales	—	—	—	104	282	31	—	249	(666)	—	—
Segment revenue	51,726	98,689	11,136	152,822	33,084	14,034	66,985	18,380	(666)	446,190	6,151
Cost of Sales and expenses	(52,569)	(48,854)	(10,130)	(136,231)	(25,055)	(10,899)	(28,055)	(15,686)	666	(326,813)	(4,505)
Segment profit	(843)	49,835	1,006	16,591	8,029	3,135	38,930	2,694	—	119,377	1,646
Depreciation and amortization	(757)	(8,371)	(1,482)	(7,231)	(3,004)	(1,238)	(22,461)	(1,795)	—	(46,339)	(639)
Impairment[2]	—	—	—	—	—	—	2,611	—	—	2,611	36

Operating profit / (loss)	(1,600)	41,464	(476)	9,360	5,025	1,897	19,080	899	—	75,649	1,043
Finance and other costs										(34,765)	(479)
Investment and other income										7,361	101

Profit before tax										48,245	665

Assets and liabilities
Assets
Segment assets	89,953	177,075	60,047	488,225	193,078	37,453	282,740	88,427	—	1,416,998	19,534
Financial assets investments										1,507	21
Deferred tax asset										46,107	636
Short-term investments										366,606	5,054
Cash and cash equivalents (including restricted cash and cash equivalents)										32,105	443
Current tax asset										34,648	477
Others										11,645	160

Total assets										1,909,616	26,325

Liabilities
Segment liabilities	42,126	41,794	11,444	150,735	19,633	9,767	91,373	12,654	—	379,526	5,232
Short-term borrowings										266,540	3,674
Current tax liabilities										5,833	81
Long-term borrowings										397,180	5,475
Deferred tax liabilities										56,438	779
Others										12,962	178

Total liabilities										1,118,479	15,419

[1]	Includes sale to external customers and export incentives.
[2]

During the six months ended September 30, 2018, the company has taken an impairment reversal of ₹ 2,611 million ($ 36 million) following the start of commercial production in Krishna Godavari Onshore (KG-ONN) block.

[3]	The IFRS 15 disaggregation of revenue per product is not materially different to the disclosure included within the Segment reporting for the six months ended September 30, 2018.

16. Related party transactions

Ultimate controlling party

As at September 30, 2018, the Group is majorly owned by Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited which are in turn wholly-owned subsidiaries of Vedanta Resources Limited (erstwhile Vedanta Resources PLC) (Intermediate Holding Company). The ultimate controlling party of the Group is Volcan Investments Limited (“Volcan”), which is controlled by the Chairman Emeritus, Mr. Anil Agarwal and persons related to him. Volcan Investment Limited, Twin Star Holdings Limited, Finsider International Company Limited, Westglobe Limited and Welter Trading Limited do not produce Group financial statements.

List of related parties and relationships

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta, and the companies over which it has significant influence. A summary of significant related party transactions for the six months ended September 30, 2017 and 2018 and closing balances as at March 31, 2018 and September 30, 2018 are noted below.

The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

Intermediate Holding Companies

•	Vedanta Resources Limited (‘Vedanta’) (erstwhile Vedanta Resources Plc.)

•	Vedanta Resources Holdings Limited (‘VRHL’)

•	Twin Star Holdings Limited (‘TSHL’)

•	Finsider International Company Limited (‘Finsider’)

•	Westglobe Limited (‘WestGlobe’)

•	Welter Trading Limited (‘Welter’)

•	Richter Holdings Limited (‘Richter’)

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines (‘KCM’)

•	Sterlite Technologies Limited (‘STL’)

•	Sterlite Power Transmission Limited (‘SPTL’)

•	Sterlite Iron and Steel Company Limited (‘SISCOL’)

•	Sterlite Power Grid Ventures Limited (‘SPGVL’)

C)	Other Related Parties (with whom transactions have taken place)

•	Vedanta Medical Research Foundation (‘VMRF’)

•	Vedanta Foundation

•	India Grid trust

•	Cairn Foundation

•	Sesa Community Development Foundation

•	RoshSkor Township (Proprietary) Limited

•	Hindustan Zinc Ltd Employees Contributory provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund

•	Sesa Mining Corporation Limited Employees Provident Fund

•	Sesa Group Employees Provident Fund

•	Balco Employees Provident Fund Trust

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation Scheme

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

The below details provide the total amount of transactions that have been entered into with related parties for the relevant financial year. The significant transactions relate to the normal sale and purchase of goods and loans and investments.

	For the Six months ended Sep 30,
	2017	2018	2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Sales
STL	731	4	0
SPTL	4,086	6,046	83

Total	4,817	6,050	83

Purchases of goods/services
KCM	1,699	2,324	32
STL	9	—	—
SPTL	62	—	—

Total	1,770	2,324	32

Interest income / (Finance costs)
Vedanta	—	144	2
SISCOL	2	2	0
KCM	11	43	1
SPTL	—	2	0
TSHL	7	8	0

Total	20	199	3

Dividend Income
STL	4	10	0

	4	10	0

Management and brand fee expenses
Vedanta	1,765	1,961	27

Total	1,765	1,961	27

Outsourcing Service Income
Vedanta	25	19	0

Total	25	19	0

Long-Term Incentive Plan Expenses/(Recovery)
Vedanta	351	198	3
KCM	—	(1)	(0)

Total	351	197	3

Loan given/(repaid) during the period
SISCOL	—	0	0
RoshSkor Township (Proprietary) Limited	—	11	0

Total	—	12	0

Corporate Social responsibility expenditure/Donation
Sesa Community Development Foundation	16	32	0
Vedanta Foundation	50	50	1
Vedanta Medical Research Foundation	338	793	11
Cairn foundation	30	111	2

Total	434	986	14

The significant receivables from and payables to related parties as at March 31, 2018 and September 30, 2018 are set out below:

	As at,
	March 31, 2018	September 30, 2018	September 30, 2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Receivable from:
STL	40	—	—
SPTL	50	784	11
KCM	3,237	5,003	69
Vedanta	695	1,602	22
SISCOL	127	128	2
Goa Maritime Private Limited	10	10	0
Vedanta Foundation	50	—	—
Volcan	41	6	0
TSHL	33	—	—
SPGVL	0	0	0

Total	4,283	7,533	104

Loans to:
SISCOL	45	45	1
TSHL	650	725	10
RoshSkor Township (Proprietary) Limited	75	59	1

Total	770	829	12

Payable to:
Vedanta	212	502	7
KCM	383	74	1
STL	—	1	0
SPTL	31	0	0
Hindustan Zinc Ltd Employees Contributory provident Fund Trust	89	100	1
Sesa Resources Limited Employees Provident Fund	1	1	0
Sesa Mining Corporation Limited Employees Provident Fund	3	3	0
Sesa Group Employees Provident Fund	17	18	0
Balco Employees Provident Fund Trust	50	51	1
HZL Superannuation Trust	2	3	0
Sesa Group Executives Superannuation Scheme	2	3	0
Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund	0	0	0
Cairn foundation	112	112	2

Total	902	868	12

	As at,
	March 31, 2018	September 30, 2018	September 30, 2018
	(₹ in million)	(₹ in million)	(US dollars in million)
Guarantees outstanding given / (taken)
Vedanta	—	(9,059)	(125)
Volcan*	1,150	1,150	16
VMRF	344	397	5

Total	1,494	(7,512)	(104)

Investment in Equity Shares/ units – Quoted
India Grid Trust	1,223	1,165	16
STL	1,488	1,400	19

Total	2,711	2,565	35

Investment in Equity Shares – Unquoted
SPTL	107	107	1

Total	107	107	1

Investment in Vedanta Bonds#	4,117	4,280	59

Total	4,117	4,280	59

*	Bank guarantee given by the Company on behalf of Volcan in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.
#	The face value of these bonds including interest accrued is ₹ 3,840 million and ₹ 4,461 million ($ 61 million) as at March 31, 2018 and September 30, 2018 respectively.

17. Subsequent Events

a)	Acquisition of new hydrocarbon blocks

In August, 2018, Vedanta Limited has been awarded 41 hydrocarbon blocks out of 55 blocks auctioned under the open acreage licensing policy (OALP) by GOI. The blocks awarded to Vedanta Limited comprise of 33 onshore and 8 offshore blocks. Vedanta Limited will share a specified proportion of the net revenue from each block with GOI and has entered into 41 separate revenue sharing contracts on October 1, 2018.

The bid cost of ₹ 39,970 million ($ 551 million) represents Vedanta Limited’s total committed capital expenditure on the blocks for the committed work programme during the exploration phase.

Vedanta Limited has provided bank guarantees for minimum work programme commitments amounting to ₹ 22,395 million ($ 309 million) for the 41 exploration blocks.

b)	PSC extension for the Rajasthan Block

In October 27, 2018, the GoI, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas has granted its approval for a ten-year extension of the PSC for the Rajasthan Block, RJ-ON-90/1 (the “RJ Block”) with effect from May 15, 2020. Such extension has been granted by the GoI, pursuant to its policy dated April 7, 2017 for extension of Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks PSCs signed by the GoI (the “Pre-NELP Extension Policy”), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal year 2018. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a globally diversified natural resource company engaged in exploring, extracting and processing of minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, steel, commercial power and glass substrate and have a presence across India, Ireland, Liberia, Namibia, South Africa, Australia, United Arab Emirates, South Korea and Taiwan. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011 and by successfully growing our acquired businesses. We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. For more information refer our Annual Report on Form 20-F for the fiscal year ended March 31, 2018 filed with the SEC on July 31, 2018. During the period ended September 30, 2018 Vedanta Limited has acquired controlling stake of 90% in ESL on June 4, 2018. ESL has steel making design capacity of 2.5 mtpa in Bokaro Jharkhand with blast furnace / basic oxygen furnace technology. The merger of Vedanta Limited and Cairn India Limited (“Cairn India”) pursuant to the Scheme of Arrangement became effective with effect from 11 April 2017. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations, inexpensive labor and large talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•

the segment profit, calculated by adjusting operating profit for depreciation and amortization and other exceptional items, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2017	2018
	(in percentages)
Revenue:
Zinc India	24.4	22.1
Zinc International	4.2	2.5
Oil and gas	11.0	15.0
Iron ore	3.1	3.1
Copper	28.4	11.6
Aluminium	23.7	34.2
Power	5.1	7.4
Steel	—	3.2
Corporate and others	0.1	0.9

Total	100.0	100.0

Operating Profit:
Zinc India	66.7	54.8
Zinc International	8.0	(0.6)
Oil and gas	13.9	25.2
Iron ore	(3.1)	2.5
Copper	6.7	(2.1)
Aluminium	5.0	12.4
Power	3.0	6.6
Steel	—	1.7
Corporate and others	(0.2)	(0.5)

Total	100.0	100.0

Segment Profit(1):
Zinc India	50.3	41.8
Zinc International	6.7	0.8
Oil and gas	23.9	32.6
Iron ore	(0.2)	2.6
Copper	5.6	(0.7)
Aluminium	9.2	13.9
Power	4.5	6.7
Steel	—	1.7
Corporate and others	0.0	0.6

Total	100.0	100.0

Note:

(1)

Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization, other exceptional item and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2017		2018		2018
	(in million)
Zinc India:
Operating profit/(loss)	₹	51,913	₹	41,463	$572
Plus:
Depreciation and amortization	₹	4,681	₹	8,372	$115
Other items	₹	(2,913)		—	—

Segment profit	₹	53,681	₹	49,835	$687

Zinc International:
Operating profit/(loss)	₹	6,251	₹	(476)	$(7)
Plus:
Depreciation and amortization	₹	840	₹	1,482	$20

Segment profit	₹	7,091	₹	1,006	$14

Oil and gas:
Operating profit/(loss)	₹	10,855	₹	19,079	$263
Plus:
Depreciation and amortization	₹	13,537	₹	22,461	$310
Impairment	₹	1,090	₹	(2,611)	$(36)

Segment profit	₹	25,482	₹	38,929	$537

Iron ore:
Operating profit/(loss)	₹	(2,419)	₹	1,897	$26
Plus:
Depreciation and amortization	₹	2,237	₹	1,238	$17

Segment profit	₹	(182)	₹	3,135	$43

Copper:
Operating profit/(loss)	₹	5,214	₹	(1,600)	$(22)
Plus:
Depreciation and amortization	₹	798	₹	757	$10

Segment profit	₹	6,012	₹	(843)	$(12)

Aluminium:
Operating profit/(loss)	₹	3,874	₹	9,360	$129
Plus:
Depreciation and amortization	₹	6,008	₹	7,231	$100
Other Items	₹	(41)		—	—

Segment profit	₹	9,841	₹	16,591	$229

Power:
Operating profit/(loss)	₹	2,367	₹	5,025	$69
Plus:
Depreciation and amortization	₹	2,401	₹	3,004	$41

Segment profit	₹	4,768	₹	8,029	$110

Corporate and Others:
Operating profit/(loss)	₹	(156)	₹	899	$12
Plus:
Depreciation and amortization	₹	150	₹	1,795	$25

Segment profit	₹	(6)	₹	2,694	$37

Our Business

Overview

We are a globally diversified natural resources company with low cost operations. Our business is principally located in India. We also have operations in Australia, United Arab Emirates, South Africa, Namibia, Ireland, South Korea and Taiwan and have over 18,000 employees worldwide. We are primarily engaged in zinc, lead, silver, oil and gas, iron ore, copper, aluminium, steel and commercial power generation businesses and are also developing and operating port operation businesses and infrastructure assets. We have experienced significant growth through our various expansion projects for our copper, zinc and aluminium businesses and through acquisition of the zinc international and oil and gas businesses. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations, large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 78.0% market share by sales volume of the Indian zinc market in fiscal year 2018, according to the ILZDA, and one of the four primary producers of aluminium with a 40% primary market share by production volume in India in fiscal year 2018, according to the Aluminium Association of India. Together with our joint operation partners, we account for approximately 25.0% of India’s domestic crude oil production according to the Ministry of Petroleum and Natural Gas statistics of March 2018. We are one of the two custom copper smelters in India with a 33% primary market share by sales volume in fiscal year 2018, according to the International Copper Association (India).

Zinc Business

Our fully-integrated zinc business is owned and operated by HZL. In 2018, HZL was one of the top four zinc-lead mining companies based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie. In addition, HZL’s Rampura Agucha mine was the second largest zinc mine in the world on a production basis and its Chanderiya hydrometallurgical zinc smelter was the third largest smelter in the world on a production basis worldwide in 2018, according to Wood Mackenzie. We have a 64.9% ownership interest in HZL, with the remaining 29.5% owned by the GoI and 5.6% owned by institutional and public shareholders. We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyro metallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, processing and refining facilities for zinc at Haridwar and processing and refining facilities for zinc and lead, as well as a silver refinery at Pantnagar, both in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements and HZL also exports surplus zinc and lead concentrates.

Our Zinc International business comprises of:

(1) a 100.0% stake in Skorpion which owns the Skorpion mine and refinery in Namibia and

(2) a 74.0% stake in BMM, which includes the Black Mountain mine and the Gamsberg Project in South Africa;

Oil and Gas Business

Pursuant to the Cairn India Merger which became operative on April 11, 2017, Cairn India Limited merged with Vedanta Limited. Our oil and gas business is primarily owned and operated by Cairn India. We are a significant contributor to India’s domestic crude oil production, together with our joint operation partners contributing approximately 25% of the country’s production according to the Ministry of Petroleum and Natural Gas statistics as at March 2018. Cairn has a diversified asset base with six production and exploration blocks.

Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore in India. We owned or had the rights to reserves consisting of 45.9 million tons of iron ore at an average grade of 54.1%, as at March 31, 2018. In addition, we manufacture pig iron and metallurgical coke, and operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF, the temporary working permission expired on July 31, 2014. Karnataka operations were halted from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completing necessary statutory formalities and fulfillment of conditions annexed by Supreme Court and the state government of Goa.

On February 7, 2018 the Supreme Court passed a final order wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all the lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environment clearances are granted under the Mines and Minerals (Development and Regulation) (“MMDR”) Act. Our mines in the state of Goa were impacted consequent to this order.

We had also acquired the WCL iron ore project in Liberia, which is at the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits. WCL’s assets were fully impaired in the year ended March 31, 2016.

Copper Business

Our copper business is principally one of custom smelting. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and two copper rod plants in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. According to Wood Mackenzie, our Tuticorin smelter was one of the world’s top ten, in terms of production volumes in fiscal year 2018. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

The Government of Tamil Nadu has issued orders dated May 28, 2018 with a direction to permanently seal the existing copper smelter plant at Tuticorin. The company has filed an appeal before National Green Tribunal, Principal Bench challenging the closure order for sealing of the existing plant. Hearing the appeal, the NGT has referred the matter to an Independent Committee which will go through the reports produced on the issue of environmental compliance. Separately, SIPCOT vide its letter dated May 29, 2018 cancelled 342.22 acres of the land allotted to us for the proposed expansion project. Further TNPCB issued orders on June 7, 2018 directing the withdrawal of the consent to establish, which was valid till December 31, 2022.

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. BALCO, one of the four primary producers of aluminium in India, had a 22% primary market share by production volume in India in fiscal year 2018 according to the Aluminium Association of India. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, 1410 MW power plants, an alumina refinery the operation of which have been suspended since 2009, a 245,000 TPA aluminium smelter and 325,000 TPA aluminium smelter and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminium smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminium producer. During the period ended September 30, 2017, BALCO has completed the ramp up of the 325,000 TPA aluminium smelter.

Pursuant to re-auctioning of coal mines as per the Coal Mines (Special Provisions) Act, 2014, (now the “Coal Mines (Special Provisions) Act, 2015”) conducted by the Government of India (the “GoI”) in February 2015, BALCO was successful in securing one coal mine, namely the Chotia coal block (“Chotia”).

Our aluminium operations in Odisha were previously operated through Vedanta Aluminium, which merged with Vedanta Limited pursuant to the Reorganization Transactions. The operations include a 2.0 million tpa alumina refinery at Lanjigarh with an associated 90 MW coal based captive power plant, a 0.5 million tpa aluminium smelter together with an associated 1,215 MW (nine units with a capacity of 135 MW each) and 1800 MW (three units of 600 MW) coal based captive power plant at Jharsuguda. The green field smelter project of a 0.5 million tpa at Jharsuguda was implemented in two phases of 0.25 million tpa each. Phase 1 was completed on November 30, 2009 and Phase 2 was completed on March 1, 2010. We are currently in the process of ramping up our 1.25 million tpa smelter facilities in Jharsuguda. The commissioning of pots at the second line of the Jharsuguda – II was completed in fiscal year 2017. The commissioning of previously damaged pots at the first line of 1.25 million tons per annum at Jharsuguda-II smelter has been completed in fiscal year 2018. The ramp up of third line is progressing well and 83 new pots has been powered on during the period six months ended September 30, 2018. With this currently 303 out of 336 pots are operational.

The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016, increasing the alumina refinery’ total capacity to 1.4 million TPA. We also capitalized a debottlenecking project for an alumina refinery in March 2017 increasing the refinery’s total capacity to 2 million TPA.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 600 MW thermal power plant in Odisha, IPP 600 MW thermal power plants in Chhattisgarh, 274 MW wind power plants across India, a 106.5 MW thermal power plant in Tamil Nadu and 1980 MW thermal power plant in Punjab.

We operated with the one 600 MW thermal coal-based commercial power facility at Jharsuguda through Sterlite Energy, which merged with Vedanta Limited pursuant to the Reorganization Transactions. In September 2006, Sterlite Energy entered into a power purchase agreement with Grid Corporation of Orissa Limited, a nominee of the state government of Orissa (“GRIDCO”).

In July 2008, Sterlite Energy succeeded in an international bid and was awarded the project for the construction of a 1980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant is set up through Vedanta Limited’s wholly owned subsidiary TSPL. The first 660 MW and second 660 MW unit of the Talwandi Sabo power plant were capitalized in fiscal year 2015 and 2016 respectively. The Commercial Operation Date (“COD”) for the third 660MW unit at TSPL was August 24, 2016 and the unit was capitalized on September 1, 2016. The Power Purchase Agreement with the Punjab State compensates Vedanta based on the availability of the plant. In April 2017, a fire incident occurred at TSPL due to which plant was under shutdown for 65 days during the period ended September 30, 2017. It was restarted in June 2017.

Our power business also includes a 274 MW wind power plants operated by HZL, and a 106.5 MW power plant at MALCO located at Mettur Dam in southern India. The MALCO plant has been put under care and maintenance since May 26, 2017.

Steel Business

We operate the steel business through Electrosteel steels limited (herein referred to as Electrosteel) in which we have 90% ownership interest. Electrosteel owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand, India, comprising Coke Oven-Sinter Plant-Blast Furnace-Basic Oxygen Furnace-Billet Caster-Wire Rod Mill-Bar Mill and Power Plant based on Chinese technology which is currently operating at 1.5 MTPA. The Company is selling primarily TMT Bars, Wire Rods and Ductile Iron Pipes, Pig Iron and Steel Billets in open market and over the past 2-3 years Company has established its presence in the domestic and international market.

Vedanta limited through its wholly owned subsidiary, VSL has acquired control over ESL on June 4, 2018. ESL was admitted under corporate insolvency resolution process in terms of the Insolvency and Bankruptcy code, 2016 of India. The NCLT vide its order dated April 17, 2018 approved the resolution plan submitted by the company for acquiring the controlling stake of ESL. The NCLT Order and approved resolution plan (“ARP”) has been upheld by National Company Law Appellate Tribunal through its Order dated August 10, 2018 (“NCLAT Order”).

The Company had filed application for renewal of CTO on August 24, 2017 for the period of five years which was denied by the JSPCB on August 23, 2018. The High Court of Jharkhand has, on August 25, 2018, granted a stay on the order of denial of CTO by JSPCB and continued their interim order to allow the operations till the next hearing. Hon’ble High Court has also extended stay against order of MOEF dated September 20, 2018 regarding environment clearances till the next hearing which is scheduled for December 11, 2018.

Factors Affecting Results of Operations

Our results of operations are primarily affected by global demand and supply, commodity prices, realization discount to Brent, our cost of production, our production output, government policies in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / London Bullion Market Association prices in our zinc and aluminium businesses, other benchmark prices in our oil, gas and iron ore businesses and by the Treatment charges and Refining charges (TcRc) of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply of and demand for zinc, lead, silver, oil, gas, iron ore, copper and aluminium among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, have historically influenced, and are expected to continue to influence our financial performance.

During the six months ended September 30, 2018, the commodity prices positively impacted our revenue and operating profit. During the first half of fiscal year 2019 average prices were up by 47% for Brent, 10% for Aluminium, 8% for copper, 1% for zinc which were partially offset by lower prices at Iron ore and silver by 1% and 7% respectively compared to the first half of fiscal year 2018.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the London Bullion Market Association price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, London Bullion Market Association price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining, transportation costs, the refining of bauxite into alumina and the smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less the cost of the sourced alumina and our cost of production.

During the six months ended September 30, 2018, 66.6% of BALCO’s alumina requirement and 64.9% of our Odisha Aluminium business’ alumina requirement were imported from third parties, with the rest supplied by our Lanjigarh alumina refinery. The following table sets forth the daily average zinc and Aluminium LME prices for the six months ended September 30, 2017 and 2018:

	For the Six Months Ended September 30,
	2017	2018
	(in US dollars per ton)
Zinc LME	$2,784	$2,820
Lead LME	$2,250	$2,244
Aluminium LME	$1,962	$2,156
Silver LBMA*	$547	$507

*	Silver is denominated in $/kg

Crude oil and natural gas

Movements in the price of crude oil and discounts to oil prices based on quality parameters significantly affect Cairn India’s results of operations and declines in crude oil prices may adversely affect our revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic conditions, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Lower oil prices may also reduce the economic viability of planned projects planned or those in early stages of development. In addition, a fall in the price of oil may result in the impairment of higher cost reserves and other assets which may result in decreased earnings or losses.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the six months ended September 30, 2017 and 2018:

	For the Six Months Ended September 30,
	2017	2018
	(US dollar per barrel)
European Brent	$51.0	$74.8

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades. For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low Sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days; it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

Ravva crude is benchmarked to Tapis and Minas crude grades (South Asian crudes). The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. We sell iron ore under long-term contracts linked to spot index prices and on spot prices. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand and supply of iron ore, worldwide steel-making capacity and transportation costs. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalties. We currently operate a metallurgical coke plant with an installed capacity of 522,000 TPA and a pig iron plant with a rated capacity of 832,000 TPA. We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke.

The following table sets forth the daily average iron ore prices (62% iron) for the six months ended September 30, 2017 and 2018:

	For the Six Months Ended September 30,
	2017	2018
	(US dollar per dmt)
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$67.0	$66.0

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for almost 100% of our copper concentrate requirements during the fiscal year 2018, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid, gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the six months ended September 30, 2017 and 2018:

	For the Six Months Ended September 30,
	2017		2018
	(in US cents per pound)
Copper TcRc	21.2	¢/lb	—

The LME price of copper affects our revenue as we source copper concentrate substantially from third parties, which accounted for 100 % of our copper concentrate requirements in fiscal year 2018. We do not expect to source any copper concentrate from our copper mine, Mt. Lyell in the near future, as the mine has been placed under care and maintenance since July 2014 due to mud slide and rock falling incidents on the ventilation shaft. Smelting operations at Tuticorin halted since end of March 2018 pursuant to order by Tamil Nadu Pollution control Board (TNPCB). The company has appealed before the NGT, Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent committee which will go through the reports produced on the issue of environmental compliance. As a result, operations at the copper smelter plant have ceased since March 2018. The company filed an appeal before the National Green Tribunal (“NGT”), Principal bench and the NGT referred the matter to an Independent Committee which will go through the reports produced on environmental compliance. The following table sets forth the daily average copper LME price for the six months ended September 30, 2017 and 2018:

	For the Six Months Ended September 30,
	2017	2018
	(in US dollars per ton)
Copper LME	$6,013	$6,483

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. In the case of our 1980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the power purchase agreement with PSPCL. Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets. The average power realization price (excluding TSPL) for the six months ended September 30, 2017 and September 30, 2018 was ₹ 2.77 and ₹ 3.51 per unit respectively due to the weaker power market. The average power realization price for TSPL for the six months ended September 30, 2017 and September 30, 2018 was ₹ 3.62 per unit and ₹ 4.11 per unit respectively based on the Plant Availability Factor (“PAF”).

Steel

The revenue of our steel business fluctuate based on the volume of our sales and the prices of steel in domestic market. More than 95% of the sales in steel business happens in domestic market and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw material Iron ore bearing material (“IBRN”) is entirely sourced from domestic market. Any fluctuations in IBRM directly impacts our cost of production. Other major raw material is coking coal in the business which is mostly imported. Coking coal is generally purchased based on index price or spot prices. Any fluctuation in coking coal prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy” in 20F March 31, 2018. As a result, we endeavor to sell large quantities of our products in India.

Hedging

Our usual policy is to sell products at prevailing market prices and not to enter into price hedging arrangements. However, during the period ended September 30, 2017, Zinc India entered into a forward contract to sell 70,000 tons of zinc and 15,000 ton of lead at prices of US$3,075 per ton and US$2,374 per ton respectively, for the period from April 2018 to June 2018.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of our oil and gas business include expenditures incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts. Cess forms a major component of the cost of production and any increase/decrease in the rate of the cess will impact adversely/positively the result of the operations.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME prices a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts. Our iron ore business meets its most of the power requirement through its 60 MW captive power plant. Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources its thermal coal requirement through linkage route from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, linkage auction coal secured in auctions held in fiscal year 2017 and fiscal year 2018, open market purchases and imports. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block. The total reserves at the Chotia block are 17.5 million tons with the annual production capacity of one million tons. The production commenced at the Chotia mine during the fourth quarter of fiscal year 2016. Recently in October 2018 Tranche IV of linkage coal has been secured of 3.2 million tons quantity.

HZL continues to import coal from third party suppliers. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

For our zinc and iron ore business and the portions of our aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our iron ore businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminium business the refining cost to produce alumina from bauxite ore including transportation costs represents approximately one-third of the cost of production of aluminium. In iron ore, logistics represents approximately 25 % to 30 % of the total cost of production in the case of exports. In addition, a significant cost of production in our zinc and iron ore business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead and the iron ore pays on extraction of iron ore at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments” in 20F March 31, 2018.

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs. We outsource a majority of BALCO’s mining operations; a substantial portion of HZL’s and iron ore’s mining operations, Cairn India’s oil and gas operations and a limited number of functions at our copper, zinc and aluminium smelting operations to third party contractors. The operations and maintenance activities at the Jharsuguda 2,400 MW power facilities and three TSPL 660 MW power facilities are substantially outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represent a significant portion of our costs of production.

The cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized TcRc and cost of production for each of our metals, power, oil and gas for the six months ended September 30, 2017 and 2018:

	For the Six Months Ended September 30,
	Unit of Measurement	2017	2018
	(in US dollars per ton, except as indicated)
Treatment and Refining Charges (TcRc)(1)	¢/lb	21.2	—

Cost of production before by-product revenue(2)
Zinc India(3)	$	1,401	1,528
Zinc International(4)	$	1,737	2,691
Oil and Gas(5)	$/boe	18.4	28.3
Iron ore(6)	$	26.1	—
Steel(7)	$	491	504
Copper smelting and refining(8)	¢/lb	16.4	—
Aluminium(9)	$	1,798	1,978
Power – Jharsuguda 600 MW plant	₹/unit	2.2	5.48

Cost of production net of by-product revenue(2)
Zinc India(3)	$	1,322	1,408
Zinc International(4)	$	1,564	2,393
Oil and Gas(5)	$/boe	18.4	28.3
Iron ore(6)	$	26.1	—
Steel(7)	$	491	504
Copper smelting and refining(8)	¢/lb	6.3	—
Aluminium(9)	$	1,798	1,978
Power – Jharsuguda 600 MW plant	₹/unit	2.2	5.48
TSPL (Availability basis)	₹/unit	2.83	2.89

Notes:

(1)	Represents our average realized TcRc for the period.
(2)

Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

(3)

Cost of production of zinc before by-product revenue increased from $1,401 per ton for the six months ended September 30, 2017, to $1,528 per ton for the six months ended September 30, 2018. The increase was, primarily due to lower production volume, higher mine development cost and steep increase in input commodity prices partly offset by higher sulphuric acid credit.

(4)

Cost of production before by-product credit increased from $1,737 per ton for the six months ended September 30, 2017 to $2,691 per ton for six months ended September 30, 2018, an increase of 55.0%. This was primarily driven by lower volume at Skorpion and BMM, higher amortization of stripping cost and higher use of oxide ore.

(5)

Cost of production for oil and gas is $28.3 per net boe for six months ended September 30, 2018 in comparison to $18.4 per net boe for six months end September 30, 2017. The COP has increased primarily on account of increased cess due to increased realizations coupled with impact of reduction in entitlement interest production units.

(6)

Cost of production for iron ore for the period ending September 30, 2018 was not considered due to suspension of mining in Goa pursuant to Hon’ble Supreme Court judgement dated February 7, 2018 directing mining operations of all companies in Goa to stop with effect from March 16, 2018.

(7)

Cost of production before adjusting by-product revenue increased from $491 per ton in first half of the fiscal year 2018 to $504 per ton in the first half of the fiscal year 2019. The cost increase was mainly due to input commodity inflation, increase in usage of high grade pellet and iron ore lumps.

(8)

Cost of production of copper for period ending September 30, 2018 has not been considered due to halted smelting operations since end of March 2018 pursuant to order by TNPCB. The company has appealed before the NGT, Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent committee which will go through the reports produced on the issue of environmental compliance.

(9)

Cost of production before adjusting by-product revenue increased from $1,798 per ton in first half of fiscal year 2018 to $1,978 per ton in the first half of fiscal year 2019. The cost increase was mainly due to higher imported alumina and carbon prices, higher power cost due to disruptions in domestic coal supply partly offset by rupee depreciation.

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses), excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•

In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electro-winning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrate costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. The Lisheen mine which ceased operations in December 2015, produced zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consisted of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc and lead metal-in-concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc and lead metal-in-concentrate produced.

•

The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•

In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of royalty fees and provision towards contribution to DMF and NMET are included in determining the cost of production at Goa, whereas at Karnataka iron ore business royalties are under the scope of the buyer. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

•

In the case of steel, the cost of production after by-product revenue includes the cost of producing hot metal which includes Iron bearing raw material IBRM comprises of iron ore fines, lumps, pellets and mill scale, Coking coal comprises of hard coking, semi soft coking coal, high fluidity coal etc., lime and Dolomite. This Cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. The total cost before by-product revenue and net of by-product revenue is divided by total quantity to determine the cost of production before by-product and net of by-product revenue per ton of steel produced.

•

In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations), and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•

Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium businesses. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this report in calculating this measure. This is because, the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•

Cost of production of power for Jharsuguda 600 MW power plant (excluding 274 MW HZL power plant), the TSPL 1,980 MW, IPP 600 MW BALCO power plant and the 106.5 MW MALCO’s power plant includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2017	2018
		(tons except where otherwise stated)
Zinc India	Zinc (1)	385,781	333,935
	Lead (2)	72,769	91,142
	Silver (Kilograms) (2)	255,141	310,303
Zinc International
- Skorpion	Zinc	36,258	24,960
- BMM	Copper(3)	2,530	2,927
	Zinc(3)	14,577	12,334
	Lead(3)	23,656	16,301
Oil and Gas (on net basis)(4)	Crude Oil (mmbbls)	15.0	13.9
	Natural Gas (bscf)	2.6	3.3
Iron Ore	Saleable Ore Production (million dmt)	4.5	2.8
Steel	Pig Iron	79,554	59,155
	Billet	23,072	6,988
	TMT	143,721	196,175
	Wire rod	181,686	208,009
	DI pipe	56,775	56,911
Copper	Copper cathode(5)	196,559	39,604
	Copper rods	98,846	54,430
Aluminium	Ingots(6)	410,914	544,391
	Value Added Products(6)(7)	321,576	412,181
	Hot Metal	20,500	19,393
Power	Power (Million Units)	4,787	6,830

Notes:

(1)	Refers to zinc production excluding customs
(2)	Refers to production excluding captive consumption
(3)	Refers to mined metal content in concentrate.
(4)	While computing EI production, Ravva royalty fees have not been netted off.
(5)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(6)	Includes production capitalized in first half of fiscal years 2018 and 2019 of 50kt and 30kt respectively.
(7)	Value added products of Aluminium include production of billets, rods and rolled products.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume. In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts.

Profit Petroleum sharing between the GoI and the contractor is determined by PTRR Method (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan block as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the post-tax rate of return/investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

The following table summarizes the current government share of Profit Petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at March 31,
	2016	2017	2018
Ravva	60%	60%	60%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Cambay – CB-X	60%	60%	60%
Rajasthan – DA1	40%	40%	40%
Rajasthan – DA2	40%	40%	40%

With the increase in the operations and revenue in each block, the above mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	August 13, 2013 to February 29, 2016	March 1, 2016 to Present
Copper	5.0%	5.0%
Copper concentrate	2.5%	2.5%
Zinc	5.0%	5.0%
Lead	5.0%	5.0%
Silver	10.0%	10.0%
Aluminium	5.0%	7.5%
Steel	—	10.0%

We are also liable to pay an additional duty of customs, countervailing duty or CVD, of 12.5% (for the period from March 18, 2012 to February 28, 2015, the CVD was 12%) of the assessable value and basic custom duty, which is levied on imports in India. In addition, special additional duty is also levied @4% on imports in India.

Further, social welfare surcharge as a duty of customs has been introduced through the Finance Bill 2018 on imported goods at a rate of 10.0% on basic custom duty (rate of social welfare surcharge on silver is 3.0%). However, education cess and secondary education cess that was together levied at a rate of 3.0% on imported goods were abolished.

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

The import duty at the rate of 2.5% is levied on copper concentrate and rock phosphate. Excise duty at the rate of 2.0% is also imposed on coal in the event cenvat credit is not availed. However, if cenvat credit is availed, then the excise duty rate on coal becomes 6%. Goods imported for the purposes of “Petroleum operations” are exempt from customs duty under Notification No 12/2012 - Customs dated March 17, 2012, Sr. No. 358 and 359, conditions no 42 and 43 respectively (further amended by Notification No 12/2016 – Customs dated 01-03-2016, sr. no. 357A, condition on 40a). Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are subject to customs duty as per the applicable rates in force ranging between approximately 24% to 27% depending upon the classification of goods as stated in the customs tariff 2016-17.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal year 2017 and 2018, exports accounted for 26.0% and 27.0% respectively, of our zinc India business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots, lead concentrate and Lead Ingot for the periods indicated:

	November 22, 2014 to November 11, 2016 (percentage of F.O.B value of exports)	November 12, 2016 to Present (percentage of F.O.B value of exports)
Zinc concentrate	1.0%	—
Zinc ingots	1.9%	1.5%
Lead concentrate	1.0%	—
Lead Ingot	1.9%	2.4%

In fiscal year 2017 and 2018, exports accounted for 55.5% and 52.3%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, in the form of Market Linked focus Product Scheme as a percentage of the F.O.B. value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to March 31, 2015 (percentage of F.O.B value of exports)
Copper Cathode	2.0%
Copper rods#	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Market Linked Focus Product Scheme. In the new scheme, no export incentive has been notified for copper products.

In fiscal years 2017 and 2018, exports accounted for 47.0% and 59.7% respectively, of our aluminium business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	November 22, 2014 to November 14, 2016	November 15, 2016 to Present
Aluminium ingots	1.90%	1.00%
Aluminium rods	1.90%	1.50%
Aluminium billets	1.90%	1.00%
Aluminium rolled product	0%	1.50%

In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2% of the F.O.B value of exports made to the countries specified under the Merchandise Export from India Scheme (“MEIS”). The MEIS was implemented under the Foreign Trade Policy of India in 2015-20. The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand. The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the foreign trade policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.

In six months period during the fiscal year 2019 exports accounted for 5% of our Steel India business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on wire rod and billet for the periods indicated:

September 21, 2013 to Present
Wire Rod	4.0%
Billet	3.5%

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board value of exports). The GoI levied export duty on iron ore fines and lumps @20% on FOB value and further increased to 30% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and more than 58.0% Fe, duty rate is 30.0% and for iron ore fines it is 30.0%. Effective from March 01, 2016 the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties and cess payments

Income tax on Indian companies during fiscal year 2017 was charged at a statutory rate of 30.0% plus a surcharge of 12.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.6%. The education and secondary higher education cess has been replaced in Finance Act 2018 with health and education cess at a rate of 4.0% effective from 1 April 2018. Non-resident companies was charged at statutory rate of 40.0% plus a surcharge of 5.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 43.3% during fiscal year 2018.

Profits of companies in India are subject to either regular income tax or Minimum Alternate Tax (“MAT”), whichever is greater. The effective MAT rate during fiscal year 2017 for Indian companies was 21.34% which has increased to 21.5% from April 2018. For non-resident companies was 20.0% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year may be carried forward and applied towards regular income taxes payable in any of the succeeding fifteen years (as amended by finance Act 2017) subject to certain conditions.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in an increase in the dividend distribution tax to more than 20% from 16.995% in the earlier year. Further, the finance act 2015 has increased the surcharge from 10.0% to 12.0%, which results in effective tax rate of 20.35% with effect from fiscal year 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends from our Indian subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends. The Income Tax Act provides that if a company receives a dividend from any of its Indian subsidiaries during the year and such subsidiary has paid a tax on its dividends, then the dividend distributed by the parent company to the extent of dividend received from the Indian subsidiary shall not be subject to dividend tax.

Previously Service tax is applicable at 14% with effect from June 1, 2015 until July 1, 2017. Further, an additional ‘Swachh Bharat Cess” at 0.5% with effect from November 14, 2015 and “Krishi Kalyan Cess” at 0.5% with effect from June 1, 2016 on the value of taxable services were applicable until July 1, 2017. Accordingly, the effective service tax rate until July 1, 2017 was payable at 15%.

We pay service tax as a service provider and service recipient.

As a service provider: we paid service tax as a service provider at a rate of 12.4% to 14.5% under the following categories:

•	Business support services;

•	Oil transfer service;

•	Port service; and

•	Management consultant service.

As a service recipient- we paid service tax as a service recipient under following categories:

•

Foreign service providers: we are responsible to pay service tax directly to tax authorities in case of Foreign Service providers who are not having any permanent establishment in India. In case service providers having a permanent establishment in India, they are responsible to recover the applicable service taxes and pay to tax authorities. We are also paying service tax as recipient of services on the parent company overheads payable to ultimate parent company, Vedanta Resources Plc;

•

Service tax on fees payable to directors of company: we are paying service tax on the fees payable to non-executive/independent directors. The fee includes director sitting fees and/or any commissions payable to the directors;

•

Other services: in the case of services received from any goods transport agency and payments towards any sponsorship, we are responsible to pay service tax directly to tax authorities as per the applicable rates; and

•

Domestic service providers: In the case of certain services received from non-company domestic service providers, liability of payment of service tax has been casted on the recipient of services with effect from July 1, 2012 under Notification No. 30/2012-Service Tax dated June 20, 2012 as per the applicable rates.

We paid an excise duty of 12.5% with effect from March 1, 2015 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale up to February 28, 2015). We charged the excise duty and additional charge to our domestic customers. We paid excise duty on metallurgical coke at the rate of 6.0% and on pig iron of 12.5%. HZL paid excise duty on silver at the rate of 8.5% effective from March 1, 2016 (8.0% prior to that) and an additional charge of 3.0% on the excise duty has been eliminated with effect from March 1, 2015. Goods procured for the purposes of “Petroleum Operations” and which are exempt from customs duty are also exempt from excise duty under notification 12 /2012-Central Excise dated March 17, 2012, Sr. No 336 provided conditions as provided have been satisfied, all goods supplied under international competitive bidding and are exempt from customs duty.

Goods and Service Tax: Effective from July 1, 2017, the new tax “Goods and service tax” has been implemented in India. The present indirect tax regime envisages levy of multiple federal and state taxes with respect to the operations undertaken by businesses. The transition from the previous regime to goods and service tax (“GST”) regime is a tax reform, which is aimed at addressing the existing anomalies and strengthening the concept of unified market. GST is a supply driven concept and would therefore apply on supply of goods and services. On the whole, most central and state levies (such as excise duty, service tax, CVD and special additional duty, central sales tax and value added tax have been subsumed into GST. Therefore, the existing taxable events have been replaced by a single taxable event of supply of goods and services under GST. Basic customs duty (“BCD”) and related customs cess continue to be applicable on import of goods.

Taxes under GST apply as follows:

•	Central goods and service tax and state goods and service tax are simultaneously levied on intra-state supply of goods and services.

•	Integrated goods and service tax are levied on imports and inter-state supply of goods and services.

•	In addition, GST compensation cess also applies on certain specified goods and services.

The general rate of GST on our output supplies is 18.0%. However, supply of iron ore attracts GST at the rate of 5.0%, whereas silver attracts GST at 3.0%. Further, GST will be levied on crude oil and natural gas from the date to be notified by GST council and therefore, until the time GST council notifies inclusion of these products in GST, they would continue to attract existing indirect tax levies. Goods imported for the purposes of “petroleum operations” are subject to integrated service tax at 5.0% as per Notification No. 50/2017-Customs, dated June 30, 2017, S.No- 404 condition no-48. BCD continues to be exempt. A similar exemption notification has also been issued to tax inter-state and intra-state supplies of goods for petroleum operations at an effective rate of 5.0%. Procurement of coal attracts GST compensation cess at ₹ 400 per ton in addition to the GST rate of 5.0%. Effective July 1, 2017, CVD and SAD has been subsumed in integrated goods and service tax which is applicable at the rates as mentioned in below table:

Integrated Goods and Service Tax rate from July 1, 2017
Copper	18.0%
Copper concentrate	5.0%
Zinc	18.0%
Lead	18.0%
Silver	3.0%
Aluminium	18.0%
Iron ore	5.0%
Steel	18.0%

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10% with effect from September 1, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LBMA price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30% of base royalty and NMET at 2% of base royalty, has been notified. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15% of pit mouth value (“PMV”) declared by the Indian Bureau of Mines.

Royalty is also payable at Cairn India to the state government of Rajasthan, Andhra Pradesh and Gujarat for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20% of well-head value for crude oil and 10% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of ₹ 4500 per MT for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (“NCCD”) is paid at the rate of ₹ 50 per MT; both NCCD and cess are cost recoverable. Sales tax payments are made at the rate of 2% (central sales tax) on sale of both crude oil and natural gas.

For the Ravva block, royalty is ₹ 481 per MT and cess is fixed at ₹ 900 per MT on crude oil and the same is cost recoverable. Royalty on natural gas is 10% of well-head value of gas. Sales tax payments stand at 2% (central sales tax) or 5% (value added tax) on crude oil and 14.5% value added tax on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of ₹ 50 per MT. Sales tax payments (central sales tax) are made at a rate of 2% on crude oil and 15% (value added tax) on natural gas.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion; and

•

7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%.

Tax Incentives

Certain businesses of the Group within India are eligible for specified tax incentives. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100.0% of the profits for the first five years from the commencement of the tax holiday, and 30.0% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the MAT. The Group has such types of undertakings at Haridwar and Pantnagar, which are part of HZL. In the current year, Haridwar and Pantnagar units are eligible for deduction at 30.0% of taxable profits.

Sectoral Benefit – Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered income tax exemptions of up to 100.0% of profits and gains for any ten consecutive years within the 15 year period following commencement of operations subject to certain conditions. The Group currently has total operational capacity of 8.5 GW of thermal based power generation facilities and wind power capacity of 274 MW and port facilities. However, such undertakings would continue to be subject to MAT provisions. The Group has power plants which benefit from such deductions, at various locations of HZL (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn) and port facilities at Vizag General Cargo Berth Limited (where no benefit has been drawn).

Sectoral benefit – Oil and gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed prior to March 31, 2011. However, such businesses would continue to be subject to the MAT provisions. In the Group, Cairn India Limited (now merged with Vedanta Limited) and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

Special Economic Zone – SEZ

Provided certain conditions are met, profits of newly established undertakings located in SEZ may benefit from a tax exemption. Such a tax exemptions works to 100.0% Income Tax exemption on export income for SEZ units under Section 10AA of the Income Tax Act for first 5 years, 50.0% for next 5 years thereafter and 50.0% of the ploughed back export profit for next 5 years.

Investment Allowance under Section 32 AC of the Income Tax Act

Incentive for acquisition and installation of new high value plant or machinery to manufacturing companies by providing an additional deduction of 15.0% of the actual cost of plant or machinery acquired and installed during the year. The actual cost of the new plant or machinery should exceed ₹ 250 million to be eligible for this deduction. The deduction under section 32AC was available till March 31, 2017.

In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80.0% of the applicable tax rate on foreign source income.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, iron ore, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar, and South African Rand and Namibian dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US dollar, Namibian dollar against the US dollar and the South African Rand against the US dollar for the periods indicated:

	For the Six Months Ended September 30,
	2017		2018
	(per US Dollar)
Indian Rupees	₹	64.37	₹	68.51
Namibia Dollars	NAD	13.19	NAD	13.36
South African Rand	ZAR	13.19	ZAR	13.36

Source: Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US dollar was ₹ 64.37 per US dollar during the six months ended September 30, 2017 and ₹ 68.51 per US dollar during the six months ended September 30, 2018, an appreciation of 6.4%.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our operating results as a percentage of revenue for the six months ended September 30, 2017 and 2018:

	For the Six Months Ended September 30,
	2017	2018
	(in percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(76.4)	(78.2)
Gross profit	23.6	21.8
Other operating income	0.4	0.7
Distribution cost	(1.8)	(1.9)
Administration expenses	(2.6)	(3.5)
Operating profit	19.6	17.0
Investment income	4.5	1.6
Finance costs	(7.9)	(7.8)
Profit before taxes	16.2	10.8
Tax expense	(4.6)	(7.2)
Profit for the period	11.7	3.6
Profit attributable to:
Equity holders of the parent	7.6	0.9
Non-controlling interest	4.1	2.7

Comparison of the six months ended September 30, 2018 and September 30, 2017

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue increased from ₹ 397,240 million during the six months ended September 30, 2017 to ₹ 446,190 million ($6,151 million) during the six months ended September 30, 2018, an increase of ₹ 48,950 million, or 12.3%. The increase was primarily on account of higher volume at oil & Gas business, volume ramp up at Aluminium and Power, consolidation of steel business in period ending September 30, 2018, higher commodity prices and rupee depreciation partly offset by lower volume at Zinc India, Zinc International and closure of copper Tuticorin smelter.

Other operating income increased from ₹ 1,583 million during the six months ended September 30, 2017 to ₹ 3,065 million ($42 million) during the six months ended September 30, 2018, an increase of ₹ 1,482 million or 93.6%. The increase was primarily on account of insurance claim received at AvanStrate Inc ₹ 580 million, reversal of provision of royalty on closing stock at Goa of ₹ 430 million and higher scrap sale at Zinc India and Aluminium business.

Operating profit decreased from ₹ 77,899 million during the six months ended September 30, 2017 to ₹ 75,649 million ($1,043 million) during the six months ended September 30, 2018, decrease of ₹ 2,250 million, or 2.9%. The decrease was largely due to higher cost of sales and lower volume at Zinc India and Zinc International and closure of copper Tuticorin smelter partly offset by strong commodity prices, rupee depreciation against the US dollar and consolidation of steel business. Operating profit margin decreased from 19.6% during the six months ended September 30, 2017 to 17.0% during the six months ended September 30, 2018.

Factors contributing to the decrease in the operating profit were as follows:

•

Cost of sales increased from ₹ 303,457 million during the six months ended September 30, 2017 to ₹ 349,142 million ($4,813 million) during the six months ended September 30, 2018, an increase of ₹ 45,685 million, or 15.1%. Cost of sales increased primarily due to the increase in production volume in our aluminum and Oil & Gas business, higher imported coal consumption at power plant and imported alumina in comparison to prior period and rupee depreciation. The cost of sales as a percentage of revenue increased from 76.4%, during the six months ended September 30, 2017 to 78.2% during the six months ended September 30, 2018.

•

Distribution costs increased from ₹ 7,200 million during the six months ended September 30, 2017 to ₹ 8,665 million ($119 million) during the six months ended September 30, 2018, an increase of ₹ 1,465 million or 20.3%, primarily due to the higher production from Oil & Gas and Aluminium business.

•

Administration expenses increased from ₹ 10,267 million in the six months September 30, 2017 to ₹ 15,799 million ($218 million) during the six months ended September 30, 2018, an increase of ₹ 5,532 million, or 53.9%. Increase is mainly due to contribution to Cancer Research Hospital. As a percentage of revenue, administration expenses increased from 2.6% for the six months ended September 30, 2017 to 3.5% during the six months ended September 30, 2018.

Zinc India

Revenue from external customers in the Zinc India segment increased from ₹ 96,740 million during the six months ended September 30, 2017 to ₹ 98,689 million ($1,360 million) during the six months ended September 30, 2018, an increase of ₹ 1,949 million, or 2.0%. The increase was primarily on account of higher lead and silver volumes, improved zinc prices and rupee depreciation partly offset by lower zinc volume. Specifically:

•

zinc ingot production decreased from 385,781 tons during the six months ended September 30, 2017 to 333,935 tons during the six months ended September 30, 2018, a decrease of 13.4%. This decrease was mainly due to closure of open cast mine partly offset by higher production from underground mines. Zinc ingot sales decreased from 382,943 tons during the six months ended September 30, 2017 to 330,544 tons during the six months ended September 30, 2018, a decrease of 13.7%, in line with production.

•

zinc ingot sales in the domestic market decreased from 264,199 tons during the six months ended September 30, 2017 to 241,164 tons during the six months ended September 30, 2018, a decrease of 8.7%. The export sales decreased from 118,744 tons during the six months ended September 30, 2017 to 89,380 tons during the six months ended September 30, 2018, a decrease of 24.7%. Our domestic sales as a percentage of total sales increased from 69.0% during the six months ended September 30, 2017 to 73.0% during the six months ended September 30, 2018.

•

the daily average zinc cash settlement price on the LME increased from $2,784 per ton during the six months ended September 30, 2017 to $2,820 per ton during the six months ended September 30, 2018, an increase of 1.3%.

•

the daily average lead cash settlement price on the LME marginally decreased from $2,250 per ton during the six months ended September 30, 2017 to $2,244 per ton during the six months ended September 30, 2018, a decrease of 0.3%.

•

lead ingot production increased from 72,769 tons during the six months ended September 30, 2017 to 91,142 tons during the six months ended September 30, 2018, an increase of 25.2% due to temporary upgradation of pyro metallurgical plant to produce more lead in place of zinc. Lead ingots sales increased from 73,729 tons during the six months ended September 30, 2017 to 91,315 tons during the six months ended September 30, 2018, an increase of 23.9 % in line with production.

•

Silver ingot production increased from 255,141 kg during the six months ended September 30, 2017 compared to 310,303 kg during the six months ended September 30, 2018, an increase of 21.6%. The daily average silver London Bullion Metal Association (“LBMA’) price decreased from $547 per kg to $507 per kg, a decrease of 7.4% during the six months ended September 30, 2018 as compared to the six months ended September 30, 2017. Sale of silver ingots increased from 256,611 kg during the six months ended September 30, 2017 to 302,078 kg during the six months ended September 30, 2018, an increase of 17.7%.

Operating profit in the Zinc India segment decreased from ₹ 51,913 million during the six months ended September 30, 2017 to ₹ 41,463 million ($572 million) during the six months ended September 30, 2018, a decrease of ₹ 10,450 million, or 20.1%. The decrease was on account of lower volume, higher mine development and increase in input commodity prices partly offset by higher acid credits and higher zinc LME. As a result, operating margin decreased from 53.7% during the six months ended September 30, 2017 to 42.0% during the six months ended September 30, 2018.

Zinc International

Revenue to external customers in the Zinc International segment decreased from ₹ 16,541 million during the six months ended September 30, 2017 to ₹ 11,136 million ($154 million) during the six months ended September 30, 2018, a decrease of ₹ 5,405 million or 32.7% primarily due to lower volume partly offset by higher zinc prices. Specifically:

•

production of refined zinc metal at Skorpion decreased from 36,258 tons during the six months ended September 30, 2017 to 24,960 tons during the six months ended September 30, 2018, a decrease of 11,298 tons or 31.2% mainly due to planned shutdown during the first quarter of the fiscal year 2019 and grades lower than planned.

•

production of zinc metal in concentrate (“MIC”) from the BMM mines decreased from 14,577 tons during the six months ended September 30, 2017 to 12,334 tons during the six months ended September 30, 2018, a decrease of 2,243 tons or 15.4% due to planned prioritization of mine development during the period September 30, 2018. Production of lead MIC also decreased from 23,656 tons to 16,301 tons, a decrease of 7,355 tons or 31.1%.

•

the daily average zinc cash settlement price on the LME increased from $2,784 per ton during the six months ended September 30, 2017 to $2,820 per ton during the six months ended September 30, 2018, an increase of 1.3%.

•

the daily average lead cash settlement price on the LME marginally decreased from $2,250 per ton during the six months ended September 30, 2017 to $2,244 per ton during the six months ended September 30, 2018, a decrease of 0.3%.

Profitability in the Zinc International segment decreased from an operating profit of ₹ 6,251 million during the six months ended September 30, 2017 to operating loss of ₹ 476 million ($7 million) during the six months ended September 30, 2018, a decrease of ₹ 6,727 million or 107.6%. The decrease is mainly driven by lower volume due to shut down in Skorpion in first quarter of the fiscal year 2019, grades lower than planned, lower volume at BMM in line with the mine plan, higher amortization of stripping cost partly offset by higher zinc prices.

Oil and Gas

Revenue from external customers in the oil and gas segment increased from ₹ 43,744 million during the six months ended September 30, 2017 to ₹ 66,985 million ($923 million) during the six months ended September 30, 2018, an increase of ₹ 23,241 million, or 53.1%, primarily due to increase in oil price realization. Specifically:

•

Gross oil and gas production increased from 33.7 mmboe during the six months ended September 30, 2017 to 34.8 mmboe during the six months ended September 30, 2018, an increase of 3.4%. Working interest oil and gas production increased from 21.5 mmboe during the six months ended September 30, 2017 to 22.3 mmboe during the six months ended September 30, 2018, an increase of 3.7%.

•	Entitlement interest sales decreased from 15.2 mmboe during the six months ended September 30, 2017 to 14.4 mmboe during the six months ended September 30, 2018.

•

The daily average oil and gas cash settlement price on the European Brent increased from $51.0 per boe during the six months ended September 30, 2017 to $74.8 per boe during the six months ended September 30, 2018, an increase of 46.7%.

Operating profit in the oil and gas segment increased from ₹ 10,855 million during the six months ended September 30, 2017 to ₹ 19,080 million ($263 million) during the six months ended September 30, 2018, an increase of ₹ 8,225 million, or 75.8%. The increase in operating profit for the period was mainly due to higher realization through increased oil prices coupled with impact of impairment reversal on assets during six months ended September 30, 2018 which was partially offset by higher production cost and depletion and decommissioning charges.

Iron Ore

Revenue from external customers increased from ₹ 12,206 million during the six months ended September 30, 2017 to ₹ 14,003 million ($193 million) during the six months ended September 30, 2018, an increase of ₹ 1,797 million, or 14.7%. The increase was mainly due to higher price realization at Karnataka and higher volume at pig iron:

•

iron ore production decreased from 4.5 million tons during the six months ended September 30, 2017 to 2.8 million tons during the six months ended September 30, 2018. The decrease was due to suspension of mining in Goa pursuant to Hon’ble Supreme Court judgement dated February 7, 2018 directing mining operations of all companies in Goa to stop with effect from March 16, 2018.

•

The production of pig iron was higher by 13.6% from 298,843 tons in six months ended September 30, 2017 to 339,430 tons in six months ended September 30, 2018. Metallurgical coke was also increased from 208,267 tons to 237,373 tons, or by 14.0%. During the first half of the fiscal year 2019, production of pig iron was higher due to lower metallurgical coke availability due to weather related supply disruptions in Australia and local strike in fiscal year 2018.

Operating loss in the iron ore segment ₹ 2,419 million during the six months ended September 30, 2017 increased to operating profit of ₹ 1,897 million ($26 million) during the six months ended September 30, 2018, an increase in the profit by ₹ 4,316 million or 178.4%. The increase in profit was on account of higher price realizations at Karnataka, higher pig iron volume and reversal of provision of royalty on closing stock at Goa of ₹ 430 million.

Steel

Revenue from external customers is ₹ 14,171 million ($195 million) during the six months ended September 30, 2018:

•

Pig iron production decreased from 79,554 tons during the six months ended September 30, 2017 to 59,155 tons during the six months ended September 30, 2018 a decrease of 20,399 tons or 25.6%. The decrease was mainly due to higher production of billet. The sale of Pig iron decreased from 79,760 tons during the six months ended September 30, 2017 to 54,785 tons during the six months ended September 30, 2018, a decrease of 24,975 tons or 31.3%. The decrease in sale was in line of production.

•

Billet production decreased from 23,072 tons during the six months ended September 30, 2017 to 6,988 tons during the six months ended September 30, 2018 a decrease of 16,084 tons or 69.7%. The sale of billet decreased from 16,611 tons during the six months ended September 30, 2017 to 13,270 tons during the six months ended September 30, 2018, a decrease of 3,341 tons or 20.1%. The decrease in sale was in line of production.

•

The production of TMT increased from 143,721 tons during the six months ended September 30, 2017 to 196,175 tons during the six months ended September 30, 2018, an increase of 52,454 tons or 36.5%. The increase was majorily due to higher billet production. The sale of TMT increased from 146,872 tons during the six months ended September 30, 2017 to 188,304 tons during the six months ended September 30, 2018, an increase of 41,432 tons or 28.2%. The increase was in line of increased production.

•

The production of Wire rod increased from 181,686 tons during the six months ended September 30, 2017 to 208,009 tons during the six months ended September 30, 2018, an increase of 26,323 tons or 14.5%. The sale of wire rod increased from 169,909 tons during the six months ended September 30, 2017 to 197,340 tons during the six months ended September 30, 2018, an increase of 27,431 tons or 16.1%.

•

The production of DI pipe marginally increased from 56,775 tons during the six months ended September 30, 2017 to 56,911 tons during the six months ended September 30, 2018, an increase of 136 tons or 0.2%. The sale of DI pipe decreased from 52,153 tons during the six months ended September 30, 2017 to 48,472 tons during the six months ended September 30, 2018, a decrease of 3,681 tons or 7.1%. The decrease was mainly due to lower demand in market.

Operating profit in the steel segment is ₹ 1,268 million ($17 million) during the six months ended September 30, 2018.

Copper

Revenue from external customers in the copper segment decreased from ₹ 112,856 million for the six months ended September 30, 2017 to ₹ 51,726 million ($713 million) for the six months ended September 30, 2018, a decrease of ₹ 61,130 million, or 54.2%. The decrease was primarily due to smelting operations at Tuticorin halted since end of March 2018 pursuant to order by Tamil Nadu Pollution Control Board (TNPCB). Specifically:

•

copper cathode production decreased from 196,559 tons during the six months ended September 30, 2017 to 39,604 tons during the six months ended September 30, 2018, a decrease of 156,955 tons, or 79.9%. Copper cathode sales was decreased from 97,380 tons during the six months ended September 30, 2017 to 1,651 tons during the six months ended September 30, 2018 due to smelting operations at Tuticorin halted since end of March 2018 pursuant to order by Tamil Nadu Pollution control Board (TNPCB). The company has appealed before the NGT, Principal Bench. Hearing the appeal, the NGT has referred the matter to an Independent committee which will go through the reports produced on the issue of environmental compliance.

•

production of copper rods decreased from 98,846 tons during the six months ended September 30, 2017 to 54,430 tons during the six months ended September 30, 2018, a decrease of 44,416 tons, or 44.9%. Copper rod sales decreased from 97,221 tons during the six months ended September 30, 2017 to 52,632 tons during the six months ended September 30, 2018, a decrease of 44,589 tons, or 45.9%. The decrease in sales was in line of production.

•

sales of copper in the Indian market decreased from 98,888 tons during the six months ended September 30, 2017 to 50,768 tons during the six months ended September 30, 2018, a decrease of 48,120 tons, or 48.7%, and our exports also decreased from 95,713 tons during the six months ended September 30, 2017 to 3,515 tons during the six months ended September 30, 2018, a decrease of 92,198 tons, or 96.3%. The daily average copper cash settlement price on the LME increased from $6,013 per ton during the six months ended September 30, 2017 to $6,483 per ton during the six months ended September 30, 2018, an increase of 7.8%.

Operating profit in the copper segment decreased from ₹ 5,214 million during the six months ended September 30, 2017 to operating loss of ₹ 1,600 million ($22 million) during the six months ended September 30, 2018, a decrease of ₹ 6,814 million, or 130.7%. The decrease in operating profit was primarily due to closure of Tuticorin operations.

Aluminium

Revenue from external customers in the aluminium segment increased from ₹ 94,364 million during the six months ended September 30, 2017 to ₹ 152,718 million ($2,105 million) during the six months ended September 30, 2018, an increase of ₹ 58,354 million, or 61.8%, primarily driven by volume ramp up and increased aluminum prices. Specifically:

•

aluminium production increased from 752,989 tons during the six months ended September 30, 2017 to 975,965 tons during the six months ended September 30, 2018, an increase of 222,976 tons, or 29.6%. We achieved a record half-yearly production of 975,965 tons of aluminium in six month ended September 30, 2018, with an exit run-rate of 2.0 million tons per annum (excluding trial run production) in September 2018. The commissioning of the 228 pots damaged in April 2017 completed in fiscal 2018. The commissioning of previously damaged pots at the first line of 1.25 million tons per annum Jharsuguda-II Aluminium smelter completed in fiscal 2018. The ramp up of third line is progressing well and currently 303 out of 336 pots are operational. The rolled product facility at BALCO produced 21,281 tons during the six months ended September 30, 2018.

•

aluminium sales increased from 731,846 tons during the six months ended September 30, 2017 to 953,933 tons during the six months ended September 30, 2018, an increase of 222,087 tons, or 30.3% in line with the increase in production from Jharsuguda. Sales of aluminium ingots increased from 401,075 tons during the six months ended September 30, 2017 to 547,207 tons during the six months ended September 30, 2018, an increase of 146,132 tons, or 36.4%. Rolled product sales decreased from 12,619 tons during the six months ended September 30, 2017 to 11,704 tons during the six months ended September 30, 2018, a decrease of 915 tons, or 7.2%. Wire rod sales decreased from 172,896 tons during the six months ended September 30, 2017 to 171,364 tons during the six months ended September 30, 2018, a marginal decrease of 1,532 tons, or 0.9%.

•

aluminum sales in the domestic market decreased from 317,343 tons during the six months ended September 30, 2017 to 291,622 tons during the six months ended September 30, 2018, a decrease of 25,721 tons, or 8.1%. Our Aluminium exports increased from 414,503 tons during the six months ended September 30, 2017 to 662,312 tons during the six months ended September 30, 2018, an increase of 247,808 tons or 59.8%. Our domestic sales as a percentage of total sales decreased from 43.4% during the six months ended September 30, 2017 to 30.6% during the six months ended September 30, 2018.

•

the daily average aluminium cash settlement price on the LME increased from $1,962 per ton during the six months ended September 30, 2017 to $2,156 per ton during the six months ended September 30, 2018, an increase of 9.9%.

•	the benchmark Japanese premium increased by $5 per ton during the six months ended September 30, 2018 to $103 per ton from $98 per ton during the six months ended September 30, 2017.

Operating profit in the aluminium segment increased from ₹ 3,874 million during the six months ended September 30, 2017 to ₹ 9,360 million ($129 million) during the six months ended September 30, 2018, an increase of ₹ 5,486 million or 141.6%. This increase was primarily due to volume ramp up, higher aluminium prices partly offset by higher cost of production and increased depreciation from ₹ 6,008 million in six months ended September 30, 2017 to ₹ 7,231 million in six months ended September 30, 2018 due to commissioning of capacities at Jharsuguda.

Power

Revenue from external customers in the power segment increased from ₹ 20,325 million during the six months ended September 30, 2017 to ₹ 32,802 million ($452 million) during the six months ended September 30, 2018, an increase of ₹ 12,477 million or 61.4%, on account of higher power sale at TSPL and better realizations and lower power sale at TSPL in first quarter of fiscal year 2018 due to fire incident. Specifically:

•

Power sold increased from 4,787 million units (“MU”) during the six months ended September 30, 2017 to 6,830 MU during the six months ended September 30, 2018. The Jharsuguda 600MW power plant operated at a higher Plant Load Factor (“PLF”) of 3.5% in the six months ended September 30, 2018 (PLF 26% in the six months ended September 30, 2017). At the Talwandi Sabo power plant, Power sales were higher to 5,081 MU during the six months ended September 30, 2018 in comparison to 3,145 MU during the six months ended September 30, 2017. In second quarter for fiscal year 2019, all three units operated at an availability of 94% in comparison to last year availability of 87% during the second quarter ended September 30, 2017. The Power Purchase Agreement with the Punjab State compensates Vedanta based on the availability of the plant. The 600 MW BALCO IPP units (2x300MW) operated at higher PLF of 51% during the six months ended September 30, 2018 (47% during the six months ended September 30, 2017). The MALCO power plant is under care and maintenance since 26th May 2017 due to lower offtake from Telangana State Electricity Board (TSEB).

•

The average power realization price (excluding TSPL) for the six months ended September 30, 2017 and September 30, 2018 was ₹ 2.77 and ₹ 3.51 per unit respectively due to the weaker power market. The average power realization price for TSPL for the six months ended September 30, 2018 was ₹ 4.11 per unit based on the PAF.

•

The average power generation cost (excluding TSPL) for the six months ended September 30, 2017 and September 30, 2018 was ₹ 1.93 and ₹ 2.75 per unit respectively. The average power generation cost for TSPL for the six months ended September 30, 2017 and September 30, 2018 was ₹ 2.83 and ₹ 2.89 per unit based on the PAF.

Operating profit in the power segment increased from ₹ 2,367 million during the six months ended September 30, 2017 to ₹ 5,025 million ($69 million) during the six months ended September 30, 2018, an increase of ₹ 2,658 million or 112.3%. The increase was primarily due to higher power sales at TSPL, Balco and wind power at Zinc India and higher realizations partly offset by higher cost of generation due to coal shortage.

Investment Revenue

Investment revenue decreased from ₹ 17,796 million during the six months ended September 30, 2017 to ₹ 7,361 million ($101 million) during the six months ended September 30, 2018, a decrease of ₹ 10,435 million, or 58.6%, mainly driven by lower cash and liquid investment due to new acquisitions and dividend payout during the period ended 30 September 2018. The income was also reduced due to falling returns on investments and lower mark to market gain.

Finance costs

Finance costs increased from ₹ 31,235 million during the six months ended September 30, 2017 to ₹ 34,765 million ($479 million) during the six months ended September 30, 2018, an increase of ₹ 3,530 million or 11.3%. This was due to increase in borrowings for Electrosteel acquisition, higher interest rates, foreign exchange loses partially offset by repayment of temporary borrowing at Zinc India during six months ended September 30, 2018.

Tax expense

Tax expense was increased from ₹ 18,089 million during the six months ended September 30, 2017 to ₹ 32,233 million ($444 million) during the six months ended September 30, 2018, an increase of ₹ 14,144 million or 178.2%. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 28.1% during the six months ended September 30, 2017 and 66.8% during the six months ended September 30, 2018.

Non-controlling interest

Profit attributable to non-controlling interest decreased from ₹ 16,293 million during the six months ended September 30, 2017 to ₹ 12,153 million ($168 million) during the six months ended September 30, 2018, a decrease of ₹ 4,140 million, or 25.4%. Non-controlling interest as a percentage of profit was at 75.9% for six months ended September 30, 2018.

Liquidity and Capital

As of September 30, 2018, we had cash and short-term investments and deposits (excluding restricted cash) totaling ₹ 397,801 million ($5,484 million), short term borrowings of ₹ 266,540 million ($3,674 million) and long term borrowings of ₹ 397,180 million ($5,475 million). On a standalone basis, Vedanta Limited had cash and short-term investments totaling ₹ 79,889 million ($1,101 million) and borrowings of ₹ 447,537 million ($6,170 million). The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2017	2018		2018
	(₹ in million)	(₹ in million)		(US Dollars in million)
Net cash provided by/ (used in):
Operating activities	₹ 153,448	₹	69,843	₹	963
Investing activities	₹ (655)	₹	(105,175)	₹	(1,450)
Financing activities	₹ (240,033)	₹	22,646	₹	314

Net Cash Provided by Operating Activities

Net cash from continuing operating activities was ₹ 69,843 million ($963 million) during the six months ended September 30, 2018 as compared to net cash from continuing operating activities of ₹ 153,448 million during the six months ended September 30, 2017. Net decrease in cash flows from operating activities was mainly due to following reasons:

•

Net investment in short term investments of ₹ 21,093 million ($291 million) in the six months ended September 30, 2018 compared to net proceeds of short term investments of ₹ 135,577 million in the six months ended September 30, 2017.

•

Cash released from operating assets and liabilities (working capital) in the six months ended September 30, 2018 was ₹ 9,235 million ($127 million) compared to cash use of ₹ 59,937 million in the six months ended September 30, 2017.

•	Interest received of ₹ 2,873 million ($40 million) in the six months ended September 30, 2018 compared to ₹ 6,811 million in the six months ended September 30, 2017.

•	Income tax paid of ₹ 10,276 million ($142 million) in the six months ended September 30, 2018 compared to ₹ 10,619 million in the six months ended September 30, 2017.

•	Interest paid of ₹ 31,181 million ($430 million) in the six months ended September 30, 2018 compared to ₹ 30,308 million in the six months ended September 2017.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 105,175 million ($1,450 million) during the six months ended September 30, 2018 as compared to net cash used in investing activities of ₹ 655 million during the six months ended September 30, 2017. Increase in net cash used in investing activities was due to:

•

Net cash invested in short term deposits of ₹ 12,438 million ($172 million) in the six months ended September 30, 2018 as compared to net cash inflow of ₹ 16,649 million during the six months ended September 30, 2017.

•

Increase in cash used in our expansion projects and in exploration to ₹39,759 million ($548 million) in the six months ended September 30, 2018 as compared to ₹ 21,834 million in the six months ended September 30, 2017.

•	Cash used in our acquisition of subsidiary ₹53,169 million ($733 million) in the six months ended September 30, 2018 as compared to ₹ Nil in the six months ended September 30, 2017.

•

Decrease in net restricted cash and cash equivalents by ₹ 191 million ($3 million) in the six months ended September 30, 2018 as compared to decrease of ₹ 4,530 million in the six months ended September 30, 2017.

Net Cash used in Financing Activities

Net cash generated from financing activities was ₹ 22,646 million ($314 million) during the six months ended September 30, 2018 compared to net cash used in financing activities of ₹ 240,033 million in the six months ended September 30, 2017 primarily on account of :

•

Net cash inflow from long term and short term debts (other than working capital, acceptances and related party debt) of ₹ 84,363 million ($1,164 million) in the six months ended September 30, 2018 as compared to net cash repayment of ₹ 164,493 million in the six months ended September 30, 2017.

•

Net cash used on account of repayment of working capital loan and acceptances of ₹ 60,361 million ($832 million) in the six months ended September 30, 2018 as compared to net cash used for repayment of ₹ 1,465 million in the six months ended September 30, 2017.

•	Payment of dividends of ₹1,405 million ($19 million) in the six months ended September 30, 2018 as compared to ₹ 72,170 million in the six months ended September 30, 2017.

•

Net cash inflow on account of purchase of Treasury shares and exercise of stock options of ₹ 49 million ($1 million) in the six months ended September 30, 2018 as compared to net cash outflow of ₹ 1,905 million in the six months ended September 30, 2017.

We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 9 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as CRISIL Limited and India Ratings and Research Private Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.

Off-Balance Sheet Arrangements

See “Note 14 of Notes to the consolidated financial statements”

Legal Proceedings

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of a forest development tax at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy the forest development tax and ordered that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On January 3, 2016, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and in the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

Meanwhile, the Government of Karnataka amended the Karnataka Forest Act, 1963 vide the Karnataka Forest Development (Amendment) Act, 2016 (‘Amendment Act’) to validate the earlier law making certain amendments with retroactive effect. The Amendment Act also changed the nomenclature of “Forest Development Tax” (‘FDT’) to “Forest Development fee” (‘FDF’) with retroactive effect, since the court had previously declared that FDT was a tax and not a fee, as claimed by Government of Karnataka. We challenged the validity of the Amendment Act by way of a writ petition before the Karnataka High Court. The High Court of Karnataka, on October 4, 2017, struck down the Amendment Act directing refund of the amounts collected. On March 13, 2017, the Supreme Court, in the appeal filed by state of Karnataka against the order of the High Court, has stayed the refund of the amount collected as FDF. On March 21, 2018, the Supreme Court directed that appeals against both the FDT and FDF matters will be heard together. The matter will be listed for hearing in due course.

Proceedings related to the Imposition of Entry Tax

The Company and other group companies challenged the constitutional validity of the local statutes in the states of Chhattisgarh, Odisha and Rajasthan levying entry tax on the entry of goods brought into the states from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. The Supreme Court in its order rejected the compensatory nature of tax as a ground for challenge and left all other issues open for adjudication by regular benches hearing the matter.

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by regular bench of the Supreme Court. Following the order of the Supreme Court, we filed a writ petition in the High Court of Rajasthan and Odisha. Hindustan Zinc Limited and BALCO have also filed writ petitions in the High Court of Rajasthan and High Court of Chhattisgarh respectively.

On October 9, 2017, the Supreme Court held that States have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of entry tax. The Company and its subsidiaries have amended their writ petitions in Orissa and Chattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods. The issue of discrimination has been remanded back to the High Courts for final adjudication.

In a related matter, the issue pertaining to levy of entry tax on movement of goods into a Special Economic Zone (SEZ) remains pending before the High Court of Odisha. Meanwhile, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted entry tax levy on SEZ operations.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of Rs. 16,686 million ($ 257 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012 ordered us to deposit a bank guarantee for an amount of Rs. 1,870 million ($ 29 million) until completion of the arbitration proceedings.

On April 9, 2013, we also filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently SSNP filed an application for an interim award of Rs. 2,020 million ($ 31 million) before the arbitral tribunal, which was not allowed.

The arbitration award has been pronounced, wherein the Tribunal has awarded an aggregate amount of Rs.2,207 million ($34 million) to SSNP along with interest at the rate of 9% from the date of filing of claim before Arbitral Tribunal. We challenged the award before the High Court of Delhi under Section 34 of Arbitration Act which was dismissed by the court post which we filed an appeal under Sec 37 of the Act. The court granted us a stay subject to the deposit of the award amount. The High Court of Delhi on August 30, 2018, dismissed our appeal u/s 37 of Act and vacated all interim orders passed by the court. Challenging the order of the High Court of Delhi, we filed a Special Leave Petition before the Supreme in which the court has partially granted us relief on the interest component.

TSPL: Dispute related to Coal GCV measurement and coal washing

Upon PSPCL’s refusal to pay energy charges to TSPL as per the provisions of a PPA between PSPCL and TSPL dated September 1, 2008. TSPL filed a petition on May 22, 2014, in PSERC against PSPCL claiming charges for washing, unloading, surface transportation, transit loss, finance charges, Gross Calorific Value (GCV) loss related to the procurement of coal. PSPCL’s contention was that fuel charges should only include charges billed by the fuel supply company namely Mahanadi Coalfields Limited, whereas TSPL contended that all costs of fuel procurement are to be considered by PSPCL under the PPA, since the obligation to supply fuel for the project is that of PSPCL under Case II Scenario IV bidding procedure of Ministry of Power. PSPCL’s obligation of signing fuel supply agreement with Mahanadi Coalfields Limited and to supply fuel for project was later upheld by APTEL in another case between TSPL and PSPCL and that judgement is subsisting since its operation has not been disturbed in PSPCL’s appeal to Supreme Court of India.

PSERC issued the final order on November 23, 2015 denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 3, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. TSPL filed an appeal before Supreme Court. On March 07, 2018 Supreme Court allowed TSPL’s appeal partially and dismissed cross appeals filed by PSPCL thereby allowing costs of coal washing, road transportation, unloading and shunting in energy charges payable by PSPCL. The claim amount involved is Rs. 9650 million ($133 million). PSPCL has only paid Rs. 160 million to TSPL on account of washing charges. TSPL has now filed a contempt petition against PSPCL before the Supreme Court for enforcement of the SC order dated March 7, 2018 which is currently pending for hearing.

Simultaneously, proceedings are now ongoing in PSERC to determine the cost of unloading and shunting payable by PSPCL arising out of dismissal of PSPCL’s cross appeal by Supreme Court.

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 6, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board (“GSPCB”) for the expansion project of a pig iron plant, sinter plant, metallurgical coke plant and power plant in Goa. On July 26, 2012, Mr. Naik challenged this order by filing a special leave petition before the Supreme Court for an interim stay of the order and for a stay on the construction and operation of the plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The Supreme Court, on November 7, 2016, transferred the matter to the National Green Tribunal, New Delhi for a de novo hearing and disposal. The Supreme Court also set aside the order passed by the High Court without expressing any opinion on the merits of the case. The National Green Tribunal, New Delhi on December 4, 2017 disposed the matter with directions to the MoEF to examine, if any, additional conditions are to be added to the environmental clearance and to pass orders expeditiously.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the National Green Tribunal against the GSPCB, MoEF, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF and the approval are for all four plants thereby violating the MoEF order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF. On March 1, 2013, the National Green Tribunal gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the National Green Tribunal at New Delhi to the Western Bench of the National Green Tribunal at Pune, where the matter is yet to be listed.

Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012 on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012 and the Ministry of Environment and Forest (“MoEF”) suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 5, 2012 suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007 as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10% of the sale proceeds to the Goan Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

In January 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MOEF has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained the consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under section 8 (3) of MMDR Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act.

Separately, the Expert Committee has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. We have filed an application before the Supreme Court of India, requesting clarification on whether any contributions to the Goa Permanent Iron Ore Fund should be made as per the Supreme Court’s orders, as the central government has introduced a provision to set up social fund known as District Mineral Foundation in states for similar objectives. This application has been withdrawn in view of judgment dated February 7, 2018. The Expert Committee Report is yet to be accepted and the matter is pending before the Supreme Court.

Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The consent to operate for our existing 400,000 TPA copper smelter plant at Tuticorin was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 9, 2018 (Rejection Order). The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order which is next listed on December 18, 2018.

During the pendency of the appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (‘TN Government Order’), without providing any prior notice to us. The Company filed an appeal before National Green Tribunal, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant.

Subsequently, the Directorate of Industrial Safety and Health issued orders dated May 30, 2018, directing the immediate suspension and revocation of the factory license and the registration certificate for the existing smelter plant.

On August 20, 2018, NGT directed the matter to be remitted for fresh consideration by a three member Judicial Committee with Justice Tarun Agrawal, Ex-CJI – Meghalaya HC as the chairman and two expert members from CPCB and MoEF and the Committee has been directed to submit its final report by November 30, 2018.

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) is due to expire on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF. Thereafter, we made a fresh application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing and the matter is yet to be listed and would be taken up post the final decision in the matter before the NGT. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project. Further, the TNPCB issued orders on June 7, 2018, directing the withdrawal of the consent to establish for the expansion project, which is valid until December 31, 2022.

We filed a writ petition in Madurai Bench of Madras High Court challenging the withdrawal of land allotment for expansion project by SIPCOT wherein the HC on October 3, 2018 passed an order granting an interim stay on the withdrawal of land allotment till the next date of hearing.

Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited - oil and gas business) relating to extension of tenure of the Production Sharing Contract for the Rajasthan block

Cairn India Limited (now Vedanta Limited - oil and gas business) filed a writ petition before the High Court of Delhi against the Ministry of Petroleum and Natural Gas (“MoPNG”), the Directorate General of Hydrocarbons (“DGH”) and Oil and Natural Gas Corporation Limited (“ONGC”) regarding the extension of the tenure for the Production Sharing Contract (“PSC”) for the RJ-ON-90/1 Block (“RJ Block”).

The RJ Block PSC is valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn India Limited (now Vedanta Limited - oil and gas business) has been requesting an extension of the tenure of the RJ Block PSC for a period of up to 10 years, i.e., until May 14, 2030. ONGC, Cairn’s joint venture partner in the RJ Block, is technically aligned on the recoverable resources potential of the RJ Block beyond the PSC period, until the proposed extension period up to 2030. Cairn India Limited (now Vedanta Limited - oil and gas business) has been making regular requests to the MoPNG for extension of the tenure of the RJ Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter.

With regards to the MoPNG’s delay, a writ petition was filed by Cairn India Limited (now Vedanta Limited - oil and gas business) on December 11, 2015, seeking relief from the High Court of Delhi. The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the PSC for the RJ Block for a period of ten years beyond the current contract term in accordance with Article 2.1 of the PSC on the same terms and conditions. GOI filed an appeal against the said order before the division bench of the High Court of Delhi. The Division Bench, on July 3, 2018, passed a consent order saying that the RJ PSC be extended in accordance with the new Extension Policy (which stipulates a 10% increase of GOI’s share of Profit Petroleum and changes the seat of arbitration and governing law to New Delhi and Indian law respectively) within 2 months and that any clarification in this regard must be sought by GOI within 3 weeks from the date of the order. In light of this, the Division Bench, on May 31, 2018, stayed the order passed by the Single judge. DGH, MoPNG, vide a letter sent on October 26, 2018 communicated the conditional extension of the RJ PSC. The matter before the Division Bench, High Court of Delhi is next listed on January 7, 2019.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively which have now been admitted and are pending for hearing. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI challenged the Amalgamation and Reorganization Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The said challenge before the High Court of Bombay, Goa bench now stands dismissed.

Electrosteel Steels Limited CTO extension

Electrosteel Steels Limited had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018. Hon’ble High Court of Jharkhand has extended a stay on the order of denial of CTO by JSPCB and continued their interim order to allow the operations till December 11, 2018. Hon’ble High Court has also extended the stay till December 11, 2018 against order of Ministry of Environment, Forests and Climate Change (MOEF) dated September 20, 2018 in respect of environment clearance.

Ravva Joint Venture arbitration proceedings:

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Cairn India) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Cairn India’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI has now filed an appeal at Federal Court of Malaysia. Further, Cairn India has also filed for the enforcement of the Partial Award and Final Award with Delhi High Court.

Ravva Base Development Cost

Ravva joint venture had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 9,358 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Indian Government, out of which, Cairn India’s share will be ₹ 2,104 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing Claimants (incl. Cairn India) to recover the development costs spent to the tune of ₹ 20,166 million ($ 278 million) and disallowed over run of ₹ 1,618 million ($ 22 million) spent in respect of BDC along with 50% legal costs. High Court of Kuala Lumpur as well as Court of Appeal dismissed Government of India’s (GOI) application of setting aside the part of the Award. GOI challenge to the same before the Federal Court, Kuala Lumpur was also dismissed by the Federal Court on May 17, 2016. Cairn has filed an application for enforcement of award before Delhi High Court.

In connection with the above two matters, Group has recently received an order dated October 22, 2018 from the Govt of India directing oil marketing companies (OMCs) who are the offtakers for Ravva to divert the sale proceeds to Government’s account. GOI alleges that the Ravva JV has short paid profit petroleum of ₹ 22,778 million ($ 314 million) (Cairn share approximately – ₹ 6,739 million ($ 93 million)) on account of the two disputed issues of ONGC Carry and BDC matters, as these have not been enforced. Against an interim application, filed by Cairn and other joint venture partner, seeking stay of such action from GOI, before the Court, where enforcement applications are filed, the Court directed the OMCs to deposit above sums to the Court for both BDC and Carry matters. However, Cairn India (and other joint venture partner) has been given the liberty to seek withdrawal of the proportionate amounts (fallen due as of the date of Court Order) from the court upon furnishing a bank guarantee (BG) of commensurate value. The Interim Application is listed for hearing on December 10, 2018.

While Cairn India does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matters are reversed and such reversals are binding, Group would be liable for approximately ₹ 6,739 million ($ 93 million) plus interest.

Erstwhile Cairn India Limited: Income tax

In March 2014, Cairn India Limited (referred to as Cairn India) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in the financial year 2006–2007, on which tax should have been withheld by Cairn India. Pursuant to this various replies were filed with the Tax Authorities. Cairn India also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 2,825 million) (including interest of ₹ 102,473 million ($ 1,412 million)). Cairn India had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 3, 2017 confirmed the tax demand against Cairn India. Cairn India has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

Separately CUHL, on whom the primary liability of tax lies, has received an Order from the ITAT holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,474 million ($ 1,413 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court.

As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 689 million) along with interest is outstanding. Further, in the said notice, tax department has also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Amount aggregating to ₹ 6,070 million ($ 84 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 605 million). Accordingly, the Group has revised the contingent liability to ₹ 43,890 million ($ 605 million). In the event, the case is finally decided against Cairn India, along with interest, the potential liability would be ₹ 204,947 million ($ 2,825 million).

Separately, but in connection with this litigation, Vedanta Resources Limited (erstwhile Vedanta Resources Plc) has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal recently passed a favourable order on jurisdiction and now the matter will be heard on merits – the hearing is scheduled in April–May 2019. The Government of India has challenged the jurisdiction order of Arbitration Tribunal before the High Court of Singapore.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 26, 2018

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G.R. Arun Kumar
Title:	Chief Financial Officer